**ORBIS**

Warszaw , 2004-05-20

**United States Securities**
**and Exchange Commission**
**Washington D.C. 20549**
**USA**

04030506

SEC MAIL PROCESSING
RECEIVED
JUN 01 2004
WASH. D.C. 181 SECTION

**Ref.: 82-5025**

Dear Sirs,

Please find enclosed the text of the Current report no 13/2004.

SUPPL

Best regards

Krzysztof Gerula

Vice-President

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

dw 6/15

82 - 5025

Current report no 13/2004

The Management Board of "Orbis" S.A. informs that an annual (Ordinary) General Assembly of "Orbis" S.A. Shareholders is hereby convened for June 23, 2004, at 10 a.m., in the "Grand" Hotel located at 28, Krucza street, Warsaw, Poland, with the following agenda:

1. Opening of the General Assembly of Shareholders and election of its Chairperson.

2. Confirming that the General Assembly of Shareholders has been properly convened and that it is capable of adopting valid resolutions.

3. Election of the ballot counting committee.

4. Presentation of written reports of the Supervisory Board on the results of its evaluation of:
   a) financial statements for the financial year ended December 31, 2003, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profit for the year 2003,
   b) the consolidated financial statements of the "Orbis" Group for the financial year ended December 31, 2003, and of the Management Board's report.

5. Examination and approval of the Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2003, up till December 31, 2003.

6. Examination and approval of the financial statements of "Orbis" S.A. for the period from January 1, 2003, up till December 31, 2003.

7. Adopting a resolution concerning division of net profits for the financial year 2003.

8. Adopting a resolution concerning financing past year's loss from reserve capital.

9. Adopting a resolution concerning approval of the consolidated financial statements of "Orbis" Group and of the Management Board's report on the activity of „Orbis" Group for the financial year 2003.

10. Adopting a resolution concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2003.

11. Adopting a resolution concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year ended December 31, 2003.

12. Adopting resolution concerning grating consent to dispose of the title to perpetual usufruct of a plot located in Kraków, at Przybyszewskiego street.

13. Adopting resolution concerning sale of the title to perpetual usufruct of a real property located in Kraków, at 28, Konopnicka street, with a building, i.e. the former Softel hotel.

14. Adopting resolution concerning information as to the result of elections by the Company's employees of three representatives to serve as members of the Supervisory Board during the Board's sixth term of office, the said result being binding upon the General Assembly of Shareholders.

15. Adopting resolution concerning appointment of members of the Supervisory Board for its sixth term of office.

16. Closing the General Assembly of Shareholders.

The Management Board informs hereby that participation in the General Assembly of Shareholders shall be conditional upon depositing registered share deposit certificates with the Company at the latest one week prior to the General Assembly of Shareholders. Registered share deposit certificates shall be deposited with the Management Board's Office of "Orbis" S.A. at 16, Bracka street in Warsaw, Poland, room no 224 (second floor) from 9:30 a.m. till 4:30 p.m. until June 15, 2004.

Warsaw, 2004-05-20

**United States Securities**
**And Exchange Commission**
**Washington D.C. 20549**
**USA**



**Ref.: 82-5025**

Dear Sirs,

Please find enclosed the text of the 1st quarter 2004 Consolidated Report .

Best regards

Krzysztof Gerula

Vice-President


ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

82 - 5025



# Report SA-QS 1/2004

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 2 of the Ordinance of the Council of Ministers, dated October 16, 2001
(Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of Orbis S.A.
submits in public this consolidated quarterly report for the 1st quarter 2004.

Date submitted: **17.05.2004**

## SELECTED FINANCIAL DATA

| | in thousands of PLN | | in thousands of EURO | |
|---|---|---|---|---|
| | **1 quarter 2004 ended Mar. 31, 2004 cumulative** | 1 quarter 2003 ended Mar. 31, 2003 cumulative | **1 quarter 2004 ended Mar. 31, 2004 cumulative** | 1 quarter 2003 ended Mar. 31, 2003 cumulative |
| I. Net sales revenues | **174 752** | 149 552 | **36 454** | 35 210 |
| II. Operating profit (loss) | **- 7 903** | - 14 072 | **- 1 649** | - 3 313 |
| III. Profit (loss) before taxation | **- 8 272** | - 12 244 | **- 1 726** | - 2 883 |
| IV. Net profit (loss) | **- 7 157** | - 10 662 | **- 1 493** | - 2 510 |
| V. Net cash flows from operating activities | **400** | - 10 041 | **83** | - 2 364 |
| VI. Net cash flows from investing activities | **- 15 518** | - 73 290 | **- 3 237** | - 17 255 |
| VII. Net cash flows from financing activities | **3 472** | - 5 441 | **724** | - 1 281 |
| VIII. Total net cash flows | **- 11 646** | - 88 772 | **- 2 430** | - 20 900 |
| IX.. Total assets | **1 787 413** | 1 448 337 | **376 654** | 328 779 |
| X. Liabilities and reserves for liabilities | **571 359** | 262 367 | **120 400** | 59 558 |
| XI. Long-term liabilities | **319 197** | 72 886 | **67 263** | 16 545 |
| XII. Short-term liabilities | **144 459** | 84 664 | **30 441** | 19 219 |
| XIII. Shareholders' equity | **1 206 871** | 1 177 023 | **254 319** | 267 189 |
| XIV. Share capital | **92 154** | 92 154 | **19 419** | 20 919 |
| XV. Number of shares | **46 077 008** | 46 077 008 | **46 077 008** | 46 077 008 |
| XVI. Earnings (loss) per ordinary share (in PLN / EUR) | **1,09** | 0,84 | **0,23** | 0,20 |
| XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR) | **-** | - | **-** | - |
| XVIII. Book value per share (in PLN / EUR) | **26,19** | 25,54 | **5,52** | 5,80 |
| XIX. Diluted book value per share (in PLN / EUR) | **-** | - | **-** | - |
| XX. Declared or paid-out dividend per ordinary share (in PLN / EUR) | **0,00** | 0,34 | **0,00** | 0,08 |

## CONSOLIDATED BALANCE SHEET

| | **as at Mar. 31, 2004 end of 1st quarter 2004** | **as at Dec. 31, 2003 end of prior quarter 2004** | as at Mar. 31, 2003 end of 1st quarter 2003 | as at Dec. 31, 2002 end of prior quarter 2003 |
|---|---|---|---|---|
| **Assets** | | | | |
| **I. Fixed assets** | **1 614 364** | **1 624 848** | 1 241 180 | 1 225 703 |
| *1. Intangible assets* | **10 574** | **10 968** | 8 763 | 9 326 |
| - of which goodwill | **2 328** | **2 483** | 3 268 | 3 560 |
| 2. Goodwill of subsidiary companies | **105 900** | **107 252** | 0 | 0 |
| 3. Tangible fixed assets | **1 458 124** | **1 470 653** | 1 195 005 | 1 180 808 |
| 4. Long-term receivables | **2 100** | **2 202** | 2 640 | 2 754 |
| *4.1. From subsidiary and associated companies* | **727** | **727** | 970 | 970 |
| 4.2. From other companies | **1 373** | **1 475** | 1 670 | 1 784 |
| 5. Long-term investments | **21 710** | **19 588** | 14 621 | 14 256 |
| 5.1. Real estste | **0** | **0** | 3 879 | 3 879 |
| 5.2. Intangible assets | **0** | **0** | 0 | 0 |
| *5.3. Long-term financial assets* | **21 143** | **19 021** | 10 347 | 9 982 |
| a) in subsidiary and associated companies, of which: | **19 807** | **17 659** | 8 445 | 8 340 |
| - shares in companies valued under the equity method | **4 182** | **3 689** | 3 397 | 3 363 |
| - shares in subsidiary and associated companies excluded from consolidation | **9 905** | **9 905** | 497 | 497 |
| *b) in other companies* | **1 336** | **1 362** | 1 902 | 1 642 |
| 5.4. Other long-term investments | **567** | **567** | 395 | 395 |
| 6. Long-term deferred expenses | **15 956** | **14 185** | 20 151 | 18 559 |
| 6.1. Deferred income tax | **15 881** | **14 094** | 20 141 | 18 541 |
| 6.2. Other deferred expenses | **75** | **91** | 10 | 18 |
| ***II. Current assets*** | **173 049** | **153 888** | 207 157 | 237 453 |
| 1. Inventories | **12 428** | **14 091** | 12 495 | 13 974 |
| 2. Current receivables | **78 178** | **64 504** | 66 179 | 62 021 |
| 2.1. From subsidiary and associated companies | **1 991** | **1 255** | 1 792 | 3 472 |
| 2.2. From other companies | **76 187** | **63 249** | 64 387 | 58 549 |
| *3. Short-term investments* | **66 530** | **69 046** | 112 034 | 156 307 |
| 3.1. Short-term financial assets | **49 264** | **51 780** | 96 775 | 141 048 |
| a) in subsidiary and associated companies | **224** | **217** | 0 | 0 |
| b) in other companies | **10 208** | **1 085** | 44 962 | 463 |
| c) cash and cash equivalents | **38 832** | **50 478** | 51 813 | 140 585 |
| 3.2. Other short-term investments | **17 266** | **17 266** | 15 259 | 15 259 |
| 4. Short-term deferred expenses | **15 913** | **6 247** | 16 449 | 5 151 |
| **Total Assets** | **1 787 413** | **1 778 736** | 1 448 337 | 1 463 156 |

| | | | | |
|---|---|---|---|---|
| **Shareholders' Equity and Liabilities** | | | | |
| **I. Shareholders' Equity** | 1 206 871 | 1 213 854 | 1 177 023 | 1 187 363 |
| 1. Share capital | 92 154 | 92 154 | 92 154 | 92 154 |
| 2. Not paid-up share capital (negative value) | 0 | 0 | 0 | 0 |
| 3. Own shares in treasury (negative value) | 0 | 0 | 0 | 0 |
| 4. Reserve capital | 745 368 | 744 937 | 725 801 | 724 005 |
| 5. Revaluation capital | 268 177 | 268 197 | 269 970 | 270 047 |
| 6. Other reserve capitals | 63 197 | 65 070 | 0 | 0 |
| 7. Foreign currency translation differences on the Company's divisions | 0 | 0 | 0 | 0 |
| a) positive foreign exchange differences | 0 | 0 | 0 | 0 |
| b) negative foreign exchange differences | 0 | 0 | 0 | 0 |
| 8. Prior years' profit (loss) | 45 132 | - 3 104 | 99 760 | 66 574 |
| 9. Net profit (loss) | - 7 157 | 46 600 | - 10 662 | 34 583 |
| 10. Net profit write-downs during the financial year (negative value) | 0 | 0 | 0 | 0 |
| **II. Minority shareholders' interests** | 9 183 | 10 227 | 8 947 | 10 331 |
| **III. Negative goodwill of subsidiary companies** | 0 | 0 | 0 | 0 |
| **IV. Liabilities and reserves for liabilities** | 571 359 | 554 655 | 262 367 | 265 462 |
| 1. Reserves for liabilities | 82 830 | 80 563 | 96 469 | 80 977 |
| 1.1. Reserve for deferred income tax | 15 389 | 14 550 | 16 999 | 16 269 |
| 1.2. Provisions for pension and similar benefits | 40 362 | 40 466 | 43 964 | 45 355 |
| a) long-term provisions | 33 894 | 33 869 | 38 324 | 39 715 |
| b) short-term provisions | 6 468 | 6 597 | 5 640 | 5 640 |
| 1.3. Other provisions | 27 079 | 25 547 | 35 506 | 19 353 |
| a) long-term provisions | 20 554 | 20 280 | 19 428 | 19 090 |
| b) short-term provisions | 6 525 | 5 267 | 16 078 | 263 |
| 2. Long-term liabilities | 319 197 | 316 549 | 72 886 | 73 228 |
| 2.1. To subsidiary and associated companies | 0 | 0 | 0 | 0 |
| 2.2. To other companies | 319 197 | 316 549 | 72 886 | 73 228 |
| 3. Current liabilities | 144 459 | 141 157 | 84 664 | 94 041 |
| 3.1. To subsidiary and associated companies | 1 812 | 2 302 | 278 | 835 |
| 3.2. To other companies | 131 018 | 130 097 | 71 482 | 83 824 |
| 3.3. Special funds | 11 629 | 8 758 | 12 904 | 9 382 |
| 4. Accrued expenses and deferred income | 24 873 | 16 386 | 8 348 | 17 216 |
| 4.1. Negative goodwill | 0 | 0 | 0 | 0 |
| 4.2. Other accrued expenses and deferred income | 24 873 | 16 386 | 8 348 | 17 216 |
| a) long-term accruals | 144 | 144 | 187 | 200 |
| b) short-term accruals | 24 729 | 16 242 | 8 161 | 17 016 |
| **Total Shareholders' Equity and Liabilities** | 1 787 413 | 1 778 736 | 1 448 337 | 1 463 156 |

| | | | | |
|---|---|---|---|---|
| **Book value** | 1 206 871 | 1 213 854 | 1 177 023 | 1 187 363 |
| **Number of shares** | 46 077 008 | 46 077 008 | 46 077 008 | 46 077 008 |
| **Book value per share (in PLN) - basic** | 26,19 | 26,34 | 25,54 | 25,77 |
| **Diluted number of shares** | 0 | 0 | 0 | 0 |
| **Book value per share (in PLN) - diluted** | 0,00 | 0,00 | 0,00 | 0,00 |

## OFF-BALANCE-SHEET ITEMS

| | as at Mar. 31, 2004 end of 1st quarter 2004 | as at Dec. 31, 2003 end of prior quarter 2004 | as at Mar. 31, 2003 end of 1st quarter 2003 | as at Dec. 31, 2002 end of prior quarter 2003 |
|---|---|---|---|---|
| 1. Contingent receivables | 0 | 0 | 0 | 0 |
| 1.1. From subsidiary and associated companies (due to) | 0 | 0 | 0 | 0 |
| - guarantees received | 0 | 0 | 0 | 0 |
| - | | | | |
| 1.2. From other companies (due to) | 0 | 0 | 0 | 0 |
| - guarantees received | 0 | 0 | 0 | 0 |
| - | | | | |
| 2. Contingent liabilities | 59 501 | 58 194 | 11 421 | 11 421 |
| 2.1. In favour of subsidiary and associated companies (due to) | 52 915 | 51 608 | 4 993 | 4 993 |
| - guarantees extended | 52 915 | 51 608 | 4 993 | 4 993 |
| - | | | | |
| 2.2. In favour of other companies (due to) | 6 586 | 6 586 | 6 428 | 6 428 |
| - guarantees extended | 109 | 109 | 0 | 0 |
| - promissory note declarations | 6 477 | 6 477 | 6 428 | 6 428 |
| 3. Other (due to), of which: | 105 934 | 110 292 | 0 | 0 |
| - operational leasing payments | 105 934 | 110 292 | 0 | 0 |
| **Total off-balance-sheet items** | 165 435 | 168 486 | 11 421 | 11 421 |

**CONSOLIDATED PROFIT AND LOSS ACCOUNT**

| | 1st quarter 2004 ended Mar. 31, 2004 | 1 quarter 2004 ended Mar. 31, 2004 cumulative | 1st quarter 2003 ended Mar. 31, 2003 | 1 quarter 2003 ended Mar. 31, 2003 cumulative |
|---|---|---|---|---|
| **I. Net sales revenues** | 174 752 | | 149 552 | |
| - of which sales to subsidiary and associated companies | 3 054 | | 6 848 | |
| 1. Net sales of products | 173 517 | | 148 184 | |
| 2. Net sales of merchandise and raw materials | 1 235 | | 1 368 | |
| **II. Cost of products, merchandise and raw materials sold** | 142 352 | | 129 141 | |
| - of which sold to subsidiary and associated companies | 2 112 | | 2 751 | |
| 1. Cost of products sold | 141 939 | | 128 580 | |
| 2. Cost of merchandise and raw materials sold | 413 | | 561 | |
| **III. Gross profit (loss) on sales (I-II)** | 32 400 | | 20 411 | |
| IV. Distrubution expenses | 10 100 | | 8 827 | |
| V. General administrative expenses | 28 688 | | 24 519 | |
| **VI. Profit (loss) on sales (III-IV-V)** | -6 388 | | -12 935 | |
| VII. Other operating income | 3 777 | | 3 646 | |
| 1. Gain on disposal of non-financial fixed assets | 1 188 | | 970 | |
| 2. Subsidies | 7 | | 6 | |
| 3. Other operating income | 2 582 | | 2 670 | |
| VIII. Other operating expenses | 5 292 | | 4 783 | |
| 1. Loss on disposal of non-financial fixed assets | 1 | | 0 | |
| 2. Reveluation of non-financial fixed assets | 403 | | 48 | |
| 3. Other operating costs | 4 888 | | 4 735 | |
| **IX. Operating profit (loss) (VI+VII-VIII)** | -7 903 | | -14 072 | |
| X. Financial income | 6 402 | | 5 345 | |
| 1. Equity income – dividends | 0 | | 0 | |
| - of which from subsidiary and associated companies | 0 | | 0 | |
| 2. Interest receivable | 920 | | 819 | |
| - of which from subsidiary and associated companies | 540 | | 0 | |
| 3. Gain on disposal of investments | 58 | | 518 | |
| 4. Reveluation of investments | 0 | | 0 | |
| 5. Other financial income | 5 424 | | 4 008 | |
| XI. Financial expenses | 5 424 | | 3 517 | |
| 1. Interest payable | 3 239 | | 557 | |
| - of which to subsidiary and associated companies | 0 | | 0 | |
| 2. Loss on disposal of investments | 0 | | 0 | |
| 3. Reveluation of investments | 0 | | 0 | |
| 4. Other financial expenses | 2 185 | | 2 960 | |
| XII. Gain (loss) on disposal of entire or partial stakes of sharesin subsidiary and associated companies | 0 | | 0 | |
| **XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)** | -6 925 | | -12 244 | |
| XIV. Result of extraordinary itms (XIV.1. - XIV.2.) | 5 | | 0 | |
| 1. Extraordinary gains | 5 | | 0 | |
| 2. Extraordinary losses | 0 | | 0 | |
| XV. Write-down from goodwill of subsidiary companies | 1 352 | | 0 | |
| XVI. Write-down from negative goodwill of subsidiary companies | 0 | | 0 | |
| **XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)** | -8 272 | | -12 244 | |
| XVIII. Corporate income tax | 454 | | -386 | |
| a) current portion | 1 450 | | 484 | |
| b) deferred portion | -996 | | -870 | |
| XIX. Other obligatory profit decreases (loss increases) | 0 | | 0 | |
| XX. Share in net profits (losses) of companies valued under the equity method | 493 | | 34 | |
| XXI. Minority shareholders' (profit) loss | 1 076 | | 1 162 | |
| **XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)** | -7 157 | | -10 662 | |

| | | | | |
|---|---|---|---|---|
| Net profit (loss) (on annual basis) | 50 105 | | 38 805 | |
| Weighted average number of ordinary shares | 46 077 008 | | 46 077 008 | |
| Earning (loss) per ordinary share (in PLN) - basic | 1,09 | | 0,84 | |
| Diluted weighted average number of ordinary shares | | | | |
| Earning (loss) per ordinary share (in PLN) - diluted | | | | |

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

| | 1st quarter 2004 ended Mar. 31, 2004 | 1 quarter 2004 ended Mar. 31, 2004 cumulative | 1st quarter 2003 ended Mar. 31, 2003 | 1 quarter 2003 ended Mar. 31, 2003 cumulative |
|---|---|---|---|---|
| **I. Shareholders' Equity at the beginning of period (opening balance)** | 1 213 854 | | 1 187 363 | |
| *a) changes in accepted accounting principles (polices)* | 0 | | 0 | |
| b) corrections of material faults | 0 | | 0 | |
| **I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data** | 1 213 854 | | 1 187 363 | |
| **1. Share capital at the beginning of period** | 92 154 | | 92 154 | |
| 1.1. Changes in share capital | 0 | | 0 | |
| a) additions, of which: | 0 | | 0 | |
| - issuance of shares | 0 | | 0 | |
| b) reductions, of which: | 0 | | 0 | |
| - retirement of shares | 0 | | 0 | |
| **1.2. Share capital at the end of period** | 92 154 | | 92 154 | |
| **2. Not paid-up share capital at the beginning of period** | 0 | | 0 | |
| 2.1. Changes in not paid-up share capital | 0 | | 0 | |
| a) additions, of which: | 0 | | 0 | |
| b) reductions, of which: | 0 | | 0 | |
| **2.2. Not paid-up share capital at the end of period** | 0 | | 0 | |
| **3. Own shares in treasury at the beginning of period** | 0 | | 0 | |
| 3.1. Changes in own shares in treasury | 0 | | 0 | |
| a) additions, of which: | 0 | | 0 | |
| b) reductions, of which: | 0 | | 0 | |
| **3.2. Own shares in treasury at the end of period** | 0 | | 0 | |
| **4. Reserve capital at the beginning of period** | 744 937 | | 724 005 | |
| 4.1. Changes in reserve capital | 431 | | 1 796 | |
| a) additions, of which: | 1 893 | | 1 796 | |
| - additional paid-in capital from issuance of shares | 0 | | 0 | |
| - distribution of profit (by law) | 0 | | 0 | |
| - distribution of profit (in excess of value required by law) | 0 | | 0 | |
| - transfer from reserve capital as a result of revaluation | 20 | | 77 | |
| - sale of the right to perpetual usufruct of land | 1 873 | | 0 | |
| - consolidation adjustments | 0 | | 1 719 | |
| b) reductions, of which: | 1 462 | | 0 | |
| - coverage of loss | 0 | | 0 | |
| - consolidation adjustments | 1 462 | | 0 | |
| **4.2. Reserve capital at the end of period** | 745 368 | | 725 801 | |
| **5. Revaluation capital at the beginning of period** | 268 197 | | 270 047 | |
| 5.1. Changes in revaluation capital | -20 | | -77 | |
| a) additions, of which: | 0 | | 0 | |
| b) reductions, of which: | 20 | | 77 | |
| - sale or disposal of tangible fixed assets | 20 | | 77 | |
| **5.2. Revaluation capital at the end of period** | 268 177 | | 269 970 | |
| **6. Other reserve capital at the beginning of period** | 65 070 | | 0 | |
| 6.1. Changes in other reserve capital | -1 873 | | 0 | |
| a) additions, of which: | 0 | | 0 | |
| *b) reductions, of which:* | 1 873 | | 0 | |
| - sale of the right to perpetual usufruct of land | 1 873 | | 0 | |
| **6.2. Other reserve capital at the end of period** | 63 197 | | 0 | |
| **7. Foreign currency translation differences on the Company's divisions** | 0 | | 0 | |
| **8. Prior years' profit (loss) at the beginning of period** | 43 496 | | 101 157 | |
| **8.1. Prior years' profit at the beginning of period** | 48 388 | | 104 313 | |
| a) changes in accepted accounting principles (polices) | 0 | | 0 | |
| *b) corrections of material faults* | 0 | | 0 | |
| **8.2. Prior years' profit at the beginning of period,after restatement to comparative data** | 48 388 | | 104 313 | |
| a) additions, of which: | 1 636 | | 0 | |
| *- distribution of prior years' profit* | 0 | | 0 | |
| - consolidation adjustments | 1 636 | | 0 | |
| b) reductions, of which: | 0 | | 1 397 | |
| - consolidation adjustments | 0 | | 1 397 | |
| ***8.3. Prior years' profit at the end of period*** | 50 024 | | 102 916 | |
| **8.4. Prior years' loss at the beginning of period** | 4 892 | | 3 156 | |
| a) changes in accepted accounting principles (polices) | 0 | | 0 | |
| b) corrections of material faults | 0 | | 0 | |
| **8.5. Prior years' loss at the beginning of period, after restatement to comparative data** | 4 892 | | 3 156 | |
| a) additions, of which: | 0 | | 0 | |
| - transition of prior years' loss to be covered | 0 | | 0 | |
| *b) reductions, of which:* | 0 | | 0 | |
| **8.6. Prior years' loss at the end of period** | 4 892 | | 3 156 | |
| **8.7. Prior years' profit (loss) at the end of period** | 45 132 | | 99 760 | |
| **9. Net profit (loss)** | -7 157 | | -10 662 | |
| *a) net profit* | 0 | | 0 | |
| b) net loss | 7 157 | | 10 662 | |
| c) charges on the profit | 0 | | 0 | |
| **II. Shareholders' Equity at the end of period (closing balance)** | 1 206 871 | | 1 177 023 | |
| III. Shareholders' Equity adjusted by the proposed distribution of | | | | |

CONSOLIDATED SATEMENT OF CASH FLOWS

| | 1st quarter 2004 ended Mar. 31, 2004 | 1 quarter 2004 ended Mar. 31, 2004 cumulative | 1st quarter 2003 ended Mar. 31, 2003 | 1 quarter 2003 ended Mar. 31, 2003 cumulative |
|---|---|---|---|---|
| **A. Cash flows from operating activities -indirect method** | | | | |
| **I. Net profit (loss)** | -7 157 | | -10 662 | |
| **II. Total adjustments** | 7 557 | | 621 | |
| 1. Minority shareholders' (profit) loss | -1 076 | | -1 162 | |
| 2. Share in net (profits) losses of companies valued underthe equity method | -493 | | -34 | |
| 3. Depreciation and amortisation | 22 795 | | 17 174 | |
| - write-downs from goodwill of subsidiary companies or negative goodwill of subsidiary companies | 1 352 | | 0 | |
| 4. (Gain) loss on foreign exchange differences | -3 123 | | 235 | |
| 5. Interest and dividends | 634 | | 511 | |
| 6. (Gain) loss on investing activities | -1 216 | | -1 418 | |
| 7. Change in provisions | 2 267 | | 5 252 | |
| 8. Change in inventories | 1 663 | | 1 479 | |
| 9. Change in receivables | -13 572 | | -6 572 | |
| 10. Change in current liabilities (excluding loans and bank credits) | 2 805 | | -3 892 | |
| 11. Change in deferred and accrued expenses | -2 950 | | -11 032 | |
| 12.Other adjustments | -177 | | 80 | |
| **III. Net cash flows from operating activities (I+/-II)** | 400 | | -10 041 | |
| **B. Cash flows from investing activities** | | | 0 | |
| **I. Cash provided by investing activities** | 27 367 | | 253 802 | |
| 1. Disposal of intangible assets and tangible fixed assets | 5 751 | | 3 957 | |
| 2. Disposal of investments in real-estate and intangible assets | 0 | | 0 | |
| 3. From financial assets, of which: | 1 549 | | 0 | |
| a) in subsidiary and associated companies | 1 541 | | 0 | |
| - disposal of securities | 0 | | 0 | |
| - dividends and shares in profits | 0 | | 0 | |
| - long-term loans collected | 0 | | 0 | |
| - interest received | 1 541 | | 0 | |
| - other income from financial assets | 0 | | 0 | |
| b) in other companies | 8 | | 0 | |
| - disposal of securities | 0 | | 0 | |
| - dividends and shares in profits | 0 | | 0 | |
| - long-term loans collected | 7 | | 0 | |
| - interest received | 1 | | 0 | |
| - other income from financial assets | 0 | | 0 | |
| 4. Other investing income | 20 067 | | 249 845 | |
| **II. Cash used in investing activities** | -42 885 | | -327 092 | |
| 1. Purchases of intangible assets and tangible fixed assets | -11 184 | | -33 130 | |
| 2. Purchases of investments in real-estate and intangible assets | 0 | | 0 | |
| 3. For financial assets, of which: | -1 500 | | 0 | |
| a) in subsidiary and associated companies | -1 244 | | 0 | |
| - acquisition of securities | 0 | | 0 | |
| - long-term loans granted | -1 244 | | 0 | |
| b) in other companies | -256 | | 0 | |
| - acquisition of securities | 0 | | 0 | |
| - long-term loans granted | -256 | | 0 | |
| 4. Dividends and other shares in profits paid to minority shareholders | 0 | | 0 | |
| 5. Other investing expenses | -30 201 | | -293 962 | |
| **III. Net cash flows from investing activities (I-II)** | -15 518 | | -73 290 | |
| **C. Cash flows from financing activities** | | | 0 | |
| **I. Cash provided by financing activities** | 15 421 | | 16 693 | |
| 1. Issuance of shares and other capital securities and additional paid-in capital | 0 | | 0 | |
| 2. Bank credits and loans contracted | 13 005 | | 14 729 | |
| 3. Issuance of debt securities | 0 | | 0 | |
| 4. Other financial income | 2 416 | | 1 964 | |
| **II. Cash used in financing activities** | -11 949 | | -22 134 | |
| 1. Acquisition of own shares | 0 | | 0 | |
| 2. Dividends and other payments to shareholders | 0 | | 0 | |
| 3. Profit distribution expenses other than payments to shareholders | 0 | | 0 | |
| 4. Payments of bank credits and loans | -9 504 | | -19 325 | |
| 5. Redemption of debt securities | 0 | | 0 | |
| 6. Payments of other financial liabilities | 0 | | 0 | |
| 7. Finance lease commitments paid | -36 | | 0 | |
| 8. Interest paid | -171 | | -1 045 | |
| 9. Other financial expenses | -2 238 | | -1 764 | |
| **III. Net cash flows from financing activities (I-II)** | 3 472 | | -5 441 | |
| **D. Total net cash flows (A.III+/-B.III+/-C.III)** | -11 646 | | -88 772 | |
| **E. Change in balance-sheet cash and cash equivalents** | -11 646 | | -88 772 | |
| - of which change in cash and cash equivalents due to foreign exchange differences | 0 | | 0 | |
| **F. Cash and cash equivalents - beginning of period** | 50 478 | | 140 585 | |
| **G. Cash and cash equivalents - end of period (F+/-D)** | 38 832 | | 51 813 | |
| | 0 | | 0 | |

# Notes to the consolidated report for the 1st quarter of 2004

## 1. Background

1.1 This consolidated report sets out the balance sheet according to the accounting books as at March 31, 2004 and 2003, and as at December 31, 2003 and 2002, the profit and loss account, the cash flow account and comparative data concerning the changes in shareholders' equity for the first quarter of 2004 and 2003.

1.2 The financial statements have been prepared on the assumption that the companies forming the Orbis Group further continue their business operations.

1.3 The consolidated report of the Orbis Group includes:
- integrated financial statements of all the organizational units of Orbis S.A. that keep separate accounts,
- financial statements of Hekon - Hotele Ekonomiczne S.A. and PBP Orbis Sp. z o.o. and consolidated financial statements of Orbis Transport Sp. z o.o., that have been fully consolidated,
- financial statements of Orbis Casino Sp. z o.o., accounted for by the equity method.

The companies listed below have not been consolidated:
- Associated directly:
  - Wioska Turystyczna Wilkasy Sp. z o.o.,
  - P. H. "Majewicz" Sp. z o.o.,
  - Globis Poznań Sp. z o.o.,
  - Globis Wrocław Sp. z o.o.
  - Conbis Sp. z o.o.
- Associated indirectly:
  - Orbis Polish Travel,
  - UAB Hekon

The financial statements of the above-mentioned companies as at March 31, 2004 have not been consolidated on the basis of Article 4.1 and Article 58.1.1 of the Accounting Act of September 29, 1994, as figures they have reported are not essential for the implementation of the obligation of a fair and clear presentation of the financial standing and property in possession of the Company as well as its financial results.

## 2. The accounting principles

The following accounting principles have been applied for the purpose of preparing the financial statements for the 1st quarter of the year 2004:

### 2.1 Basis for preparation of the financial statements

The financial statements of the Orbis Group were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

### 2.2 The principles of consolidation

The consolidated financial statements prepared as at March 31, 2004, include the financial statements of the joint-stock company Orbis S.A., the financial statements of Hekon-Hotele Ekonomiczne S.A., in which Orbis S.A. holds 100% of shares, the financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 70.41% of shares, the consolidated financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 84.44% of shares as well as the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.
Orbis S.A. does not hold any preference shares in Hekon S.A.

On the basis of Article 4 section 4 and Article 58 section 1 point 1) of the Accounting Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and semi-subsidiaries will be consolidated, if their contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 3%. Affiliates whose contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of units excluded from consolidation in the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity may not exceed 10%. At the same time, units which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons.
Orbis S.A. subsidiaries adopted similar accounting principles in this respect as regards the companies constituting their groups.

## 2.3 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or cost of manufacture less cumulative depreciation write-offs calculated according to the rates reflecting the period of their usable life and less write-offs for a permanent loss in value.

## 2.4 Tangible fixed assets and depreciation

Fixed assets are valued as at the date of their entry into accounting books at acquisition cost or at cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar component of fixed assets.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at re-assessed value (following revaluation of fixed assets) less accrued depreciation write-offs including write-offs for a permanent loss in value.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Central Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as at January 1, 1995.

Work in progress is appraised at the acquisition price or cost of manufacture, taking into account the cost of servicing liabilities taken for the purposes of their financing and related exchange rate differences minus revenues derived therefrom. In case of a permanent loss in value of a fixed asset under construction, its value is re-estimated so that it equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

Titles to the perpetual usufruct of land reported for the first time in the balance sheet, due to the fact that the land has been gratuitously acquired from the local administrative authorities, have been recorded at prices stated in the decisions of the local administrative authorities, issued at the time of hand-over of these titles, that constitute the basis for the calculation of an initial fee for the use of this land. The value of the title to perpetual usufruct is not depreciated.

The housing cooperative member's title to buildings and premises has been reported at acquisition price.

In the past years, companies belonging to the Orbis Group benefited from the investment allowance (relief) in the income tax settlement: Orbis S.A. during the years 1998-2000, Orbis S.A. and PBP Orbis Sp. z o.o. during the years 1994-2000, Orbis Transport Sp. z o.o. during the years 1996-2000.

## 2.5 Depreciation

A rate of depreciation reflecting the period of economic life of a given assets component is determined as at the date of acquisition of a component of intangible fixed assets and fixed assets.

The period of economic life of a component of fixed assets serves as the basis for the establishment of a period and annual rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs and the final write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its shortage was reported.

## 2.6 Long-term investments

Long-term investments comprise assets kept by companies for the purposes of generating economic benefit, among others real property, long-term financial assets (participations, shares in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the price of

acquisition or price of purchase, if the costs of carrying out and settling the transaction are insignificant.

As at the balance sheet day they are valued at the market value determined on the basis of a valuation performed by real property expert, except for works of art, the value of which is specified in specialist catalogues.

The titles to perpetual usufruct of land reported for the first time in the balance sheet and classified as long-term investments have been recorded as at the date of their inclusion in the accounts at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating initial fees for the use of these plots of land and have been valued at market prices as at the balance sheet date.

**2.7 Interest in subsidiaries and affiliates**

Interest in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs for a permanent loss in value.

**2.8 Short-term investments**

Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of carrying out and settling the transaction are insignificant. As at the balance sheet day, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are appraised according to their fair value determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of these plots of land.

**2.9 Derivatives**

Derivatives are reported when Companies become a party to a binding contract.
As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are treated as financial assets while derivatives with negative fair value are reported as financial liabilities.
Profit or loss derived from derivatives is reported in financial revenues or costs, accordingly, and in the cash flow statement as a flow from operating activities.

**2.9.1 Derivatives incorporated in contracts**

Derivatives incorporated in contracts are based on contractual stipulations contained in executed agreements, by virtue of which a part or all cash flows derived from a given contract change in a manner similar to that that would have been caused by standalone derivatives. They form part of the so-called basic contracts. Derivative instruments incorporated in lease contracts made in a currency typical for such transactions (US$) are not recognized.

**2.10 Creditors and debtors**

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, at their

nominal value, with due adherence to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid by debtors or to creditors.

Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as at the date of transaction determined by the National Bank of Poland (NBP) unless other exchange rate was specified in a customs declaration or other document binding for a given entity. As at the date of preparation of the financial statements, all amounts due from debtors and due to creditors denominated in foreign currencies are appraised (converted) according to the average daily foreign currency exchange rate of the National bank of Poland applicable as at the last day of the reporting period.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:
- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in composite agreement proceedings with creditors or undergoing in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.

Furthermore, the following general revaluation write-offs are made to up-date the amounts due from debtors that have been
- overdue for 6 – 9 months – up to 50% of the amount due
- overdue for 9 – 12 months – up to 80% of the amount due
- overdue for over 12 months – up to 100% of the amount due

**2.11 Stocks**

Tangible current assets are appraised at the average weighted acquisition cost at the date of their acquisition. The acquisition cost (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to costs in its entirety at the moment of payment. The weighted average of the acquisition cost is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price determined at the level of a retail price comprising the purchase price, the trade margin and the output VAT. As at the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net selling price, whichever is lower.

If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

**2.12 Cash and cash equivalents**

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the average exchange rate of the National Bank of Poland, except for cash in the exchange office, that is valued at purchase price, not exceeding the average exchange rate of the National Bank of Poland fixed for that day.

**2.13 Deferred costs and prepayments**

As at the balance day, deferred costs are reported according to the initial value less write-offs that had been posted to costs by the balance sheet day. Prepayments are reported, as at the balance sheet day, at their initial value less write-offs, made prior to the balance sheet day, reflecting the deletion of prepayments item that would either generate revenues or be posted to capital.

Prepayments are reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

Deferred costs are accounted according to the value of contingent liabilities relating to the given reporting period, resulting in particular from services provided by business partners.

**2.14 Deferred income tax**

Deferred income tax assets are determined as being equal to the amount estimated to be deducted from the income tax in the future as a result of temporary differences in minus, which would in the future reduce the taxation base, as well as the value of a tax loss that may be deducted in the future, calculated according to the principle of prudence.

The main factors that affect the occurrence of negative temporary differences are as follows:

- applying tax depreciation rate which is lower than the rate applied for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses, including cost-related provisions, which are certain to generate a tax cost at the time of their use,
- assets revaluation write-offs that have already been made, but in the future would reduce the taxation base.

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive foreign exchange differences, i.e. differences that would bring about an increase in the taxation base in the future.

The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting revenues from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet day, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.

Deferred tax on revenues and costs posted directly to equity is also posted to equity.

## 2.15 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The initial capital of Orbis Group comprises the initial capital of Orbis S.A. that is reported according to the amount specified in an agreement or Statute and entered in the court register. The initial capital must be valued at least as often as any change in its nominal value occurs.

Supplementary capital comprises annual write-offs of at least 8% of net profit until such time as its value reaches at least 1/3 of the initial capital.

Reserve capital is created, independently of supplementary capital, from net profit up to the amount determined by the General Assembly of Shareholders.

Revaluation reserve is set up as at the day of:
- fixed assets revaluation performed in the Company pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in return;
- reporting of the amount of the deferred income tax settled with the revaluation reserve;

Additionally, the revaluation reserve is created (or increased) as a result of the posting of effects of financial instruments.

Other reserves are created in the amount equivalent to the value of titles to the perpetual usufruct of land granted to the companies of the Orbis Group by virtue of decisions of the local administrative authorities and entered for the first time in the balance sheet as assets at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of this land. The value of the reserves may not be reclassified as supplementary capital, except when the titles to the perpetual usufruct of land are sold.

## 2.16 Provisions

Provisions are set up for contingent liabilities that are certain or highly likely and the amount of which can be reliably assessed.

Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:

- provisions for current and deferred income tax;
- provisions for liabilities, particularly for retirement severance pays and jubilee awards, losses incurred in the course of on-going business transactions, including those under guarantees given, sureties, loan operations, and results of pending court proceedings;
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

**2.17 Principles of determining financial result**

In the Orbis Group, the net income is an outcome of:

a) operating income:
   - income (loss) from basic operating activities,
   - income (loss) from other operating activities,

b) income from financial operations,

c) extraordinary items,

d) obligatory charges on income in the form of the income tax paid by the Companies forming the Orbis Group and equivalent payments due by virtue of separate regulations, broken down into:
   - current income tax resulting from the taxation base;
   - deferred income tax representing a change of the balance of assets and reserves for the deferred income tax.

The income on the basic operating activities constitutes a difference between income and expenses generated and incurred in relation to the basic operating activities of the Companies. Sales of services are valued according to services rendered.

Result on other operating activities constitutes a difference between income and expenses directly relating to operating activities of the company. Other operating income and expenses embrace the following:

- income and expenses being a result of ongoing events that took place in the course of the reporting period,
- income and expenses being a result of alterations in estimates made at the valuation of assets and liabilities other than financial liabilities,
- income derived from profits generated in the preceding years being posted forward.

The income on financial operations constitutes a difference between financial income and financial expenses comprising the following groups:

- income from interest, dividends and other benefits resulting from keeping financial assets;
- costs of discount and interest on financial liabilities,
- income in the form of interest on trade debtors and other receivables not treated as financial assets and costs of interest on trade creditors and other liabilities not posted to financial liabilities,
- income and costs of foreign exchange differences,

- income from the reinstatement of the value of financial assets up to the amount of write-off for loss in value previously posted to financial costs,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value up to their market price value,
- income from the sale of investments, as divided into income from the sale of investments in financial and non-financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

The income on extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations. It applies particularly to catastrophes, fires, floods and other misfortunes. The income on extraordinary operations includes profits or losses generated in the current period that occurred as a result of Acts of God.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax return for the current reporting period, net of the amount of the current income tax for past years if it is classified as a basic (fundamental) error which is reported in equity as an adjustment of profit/loss from past years.

Deferred income tax charged to the financial result of the reporting period constitutes a change in the balance of assets and provisions for deferred income tax being the result of events reported in the financial result covering that period.

## 3. Analysis of figures reported in the balance sheet

As at the end of the 1st quarter of 2004, the balance sheet total differed quite significantly from the corresponding figure reported in the past year. The most significant impact on balance sheet items and results generated by the Orbis Group is exerted by the controlling company. Assets of consolidated subsidiary companies accounted merely for 21.4% of the consolidated balance sheet assets for the 1st quarter of 2004. Revenues of Orbis S.A. from the sale of finished products, goods and raw materials contributed a 65.3% share in the Group's revenues.

### 3.1 Assets

The structure of Group's assets is traditionally dominated by fixed assets (90.3% of total assets) with the prevailing share contributed by the tangible fixed assets of the controlling company – hotel buildings, land as well as titles to perpetual usufruct of land. As a result, tangible fixed assets contributed a 90.3% share in fixed assets and 81.6% in total assets. In current assets, a dominant role is played by short-term debtors (45.2% share in current assets), followed by short-term investments (38.5%).

As at the end of the 1st quarter of 2004, fixed assets were at a level by 30.1% higher than as at the end of the corresponding period of past year, and at the level reported at the end of the preceding quarter.

This was predominantly affected by the consolidation, at the end of 2003, of the company Hekon – Hotele Ekonomiczne S.A., acquired at the end of October 2003.

As at the end of the 1st quarter of 2004, long-term investments increased by nearly 50% as compared to the corresponding period of 2003. This results predominantly from full consolidation of the company Hekon S.A.

As at the end of the 1st quarter 2004, current assets were by 12.5% higher than at the end of the preceding quarter.

This is predominantly attributable to an increase in short-term debtors by 21.2% as compared to the 4th quarter of 2003 and by 18.1% as compared to the 1st quarter of 2003 which should be linked to growth in sales. The dominant item is trade debtors, and all the companies forming the Group execute the prevailing part of their transactions with non-affiliated companies.

At the same time current assets were by 16.5% lower as compared to the 1st quarter of 2003, chiefly as a result of a drop in short-term financial assets.

As at the end of the 1st quarter 2004, short-term deferred costs and prepayments were over twice as high as at the end of 2003, mainly due to posting higher operating costs such as the fees for the perpetual usufruct of land, tax on real property, land taxes, write-offs for the Company Social Fund and costs of wages and salaries.

Continued pursuance of Orbis S.A. policy related to the reduction of stocks resulted in a further decrease in total stocks in the Group (by 11.8%) as compared to the end of the 4th quarter 2003, and the figure nearly reached the level reported at the end of the corresponding period of the preceding year.

### 3.2 Liabilities

The shareholders' equity of the Orbis Group comprises the initial capital of the controlling company, the supplementary capital, the revaluation reserve, other reserve capitals, past year's profits brought forward and the net profits. The ratio of shareholders' equity to total liabilities fluctuates slightly and accounted for 67.5% of the Group's total liabilities in the 1st quarter of 2004. The initial capital accounted for 7.6% of the shareholders' equity, the supplementary capital for 61.8% and the revaluation reserve for 22.2%, while other reserve capitals for 5.2%.

The value of initial capital did not change.

As compared to the end of the 1st quarter 2003, the supplementary capital increased by 2.7%, while the revaluation reserve dropped by 0.7%. The growth in the supplementary capital resulted, first and foremost, from shifts within the shareholders' equity related to the distribution of profit generated by Orbis S.A. in 2002 and of past years' profits brought forward and from the reclassification of small amounts from reserve capitals in connection with the sale of fixed assets (including titles to perpetual usufruct of land). Changes in the revaluation reserve were brought about by the sale of fixed assets and changes in valuation of investments. The remaining reserve capitals were credited with

an amount equivalent to the value of titles to perpetual usufruct of land granted to Orbis S.A. by virtue of administrative decisions and reported for the first time in Orbis S.A. assets and as a result of division of Company's profits from 2002.

The majority of above mentioned events occurred in the year 2003. Changes in these capitals that occurred in the 1st quarter alone were very insignificant.

Creditors and provisions account for 31.9% of liabilities. Short-term creditors represented 25.3% of that item, provisions for future liabilities 14.5%, and long-term creditors 55.9%. Accruals and deferred income account for 4.4% of creditors and provisions for future liabilities and mainly comprise short-term deferred operating income and accruals.

At the end of the 1st quarter of 2004, provisions for future liabilities accounted for 85.9%% of this figure reported in the 1st quarter of the preceding year, and increased by 2.8% as compared to the 4th quarter 2003.

As compared to the past year, the provision for deferred income tax decreased in connection with a change, at the turn of the year, in the rate of the corporate income tax projected for future years. However, provisions for deferred income tax and other provisions grew slightly in the current quarter.

As compared to the end of the 1st quarter of the past year, a major change was noted in long-term creditors. Long-term creditors grew more than four times, mainly as a result of a long-term credit granted to Orbis S.A. in 2003 by a banks' consortium for the purchase of shares in Hekon Hotele Ekonomiczne S.A.

Short-term creditors remained at the level reported at the end of the 4th quarter 2003. As compared to the corresponding period of the preceding year, that figure was by 70.6% higher, predominantly as a result of bonds issued by Orbis S.A.

## 4. Analysis of information contained in the financial statement – comparative changes in equity

In the 1st quarter of 2004, no changes occurred in the initial capital of the Group.

At the end of 1st quarter of 2004, the supplementary capital went up by 2.9% as compared to the corresponding period of the past year due to the decision adopted by the General Assembly of Shareholders in the second quarter of 2003 to credit the supplementary capital and reserve capitals with funds from the distribution of 2002 profit and past years' profits brought forward. The value of the capital was also affected by the reallocation, in the year 2003 and in the current year, of amounts from the revaluation reserve in connection with the sale of fixed assets, including titles to perpetual usufruct of land acquired from the commune by virtue of administrative decisions. The supplementary capital remained at the level reported at the end of the preceding quarter.

Changes in the revaluation reserve were brought about by the sale of fixed assets as well as by changes in valuation of investments, these changes having occurred in the year 2003.

In the 1st quarter 2003, other reserve capitals amounted to zero. As a result of

distribution of profits for the year 2002 (in the 2nd quarter 2003) reserve capitals were credited with an amount equivalent to the value of titles to perpetual usufruct of land granted to Orbis S.A. by virtue of administrative decisions and reported in the Company's assets for the first time.

In the 1st quarter 2004, other reserve capitals went down by 2.9% as compared to the their balance as at the end of the year 2003. Consequently, reserve capitals amounted to PLN 63 197 thousand as at the end of the current reporting period

As at the end of the 1st quarter of 2004, the past years' result closed with an amount of PLN 45 132 thousand and comprised, apart from consolidation adjustments, undistributed profit for the year 2003 amounting to PLN 48 388 thousand as well a loss in the amount of PLN 4 892 that occurred predominantly in the preceding year as a result of correction of a basic error of 3 383 thousand made in the 4th quarter of 2003, and related to the settlement of exchange rate differences on a credit facility of EUR 10 million taken in the preceding years for the purposes of financing modernization works in hotel buildings.

As a result of the above changes, as at the end of the 1st quarter of 2004, the equity amounted to PLN 1 206 871 thousand.

## 5. Analysis of information contained in the financial statements – the cash flow statement

The cash flow statement of the Group is prepared by an indirect method. Total flows in the Group are most significantly affected by results of the controlling company.

After the 1st quarter of 2004, net cash flows from operating activities closed with a positive value, reaching a markedly higher level than in the corresponding period of the past year. This is attributable to a decidedly better net result generated in that period. In the 1st quarter 2004, the Group reported a loss by 32.9% lower than in the corresponding period of 2003.

Similarly to the preceding periods, the basic "costs" item affecting the Company's financial result is depreciation.

A major increase in the adjustment for the balance of debtors should be linked with a general growth in sales. Adjustment for deferred costs and prepayments in the course of the 1st quarter 2004 to the largest extent affected by the posting of additional wages and salaries for employees, fees for the perpetual usufruct of land, real estate and land taxes to be cleared in the future periods. A remarkable growth, as compared to the corresponding period of the past year, in the adjustment related to exchange rate differences was attributable mainly to the posting of non-realized exchange rate differences on the foreign currency credit facility taken by Orbis S.A. for the purchase of Hekon Hotele Ekonomiczne S.A. shares. The adjustment of the result on investment activities results from the profir from the sale of tangible fixed assets. On the other hand, the change in the balance of short-term creditors was brought about by the repayment of liabilities.

In the 1st quarter of 2004, the investment operations of the Orbis Group were dominated by capital expenditure in connection with the purchase of short-term tradable securities and the acquisition of fixed assets. Consequently, flows from investment activities closed with a negative balance.

In terms of financial activities, the Group reported positive net cash flows. In the 1st quarter of 2004, the Orbis Group generated income on financial liabilities taken by Orbis Transport Sp. z o.o. and PBP Orbis Sp. z o.o. The expenditures side was dominated by the repayment of loans and interest on credit facility taken by Orbis S.A. as well as payment of installments under financial lease contracts entered into by PBP Orbis.

## 6. Performance of the Orbis Group

**6.1** The overall result of the Orbis Group can be broken down as follows:

1. Performance of consolidated companies, i.e.:

| | | |
|---|---|---|
| Orbis S.A. | loss of PLN | -2,298 thousand |
| Hekon S.A. | profit of PLN | 2,411 thousand |
| PBP Sp. z o.o. | loss of PLN | -4,533 thousand |
| Orbis Transport Sp. z o.o. | profit of PLN | 1,750 thousand |
| **Total loss** | **PLN** | **- 2,670 thousand** |

2. and the following adjustments:

| | | |
|---|---|---|
| - share of minority shareholders in the loss of PBP | PLN | 1,341 thousand |
| - share of minority shareholders in the profit of Orbis Transport | PLN | - 272 thousand |
| - share in the profit of Orbis Casino Sp. z o.o. | PLN | 493 thousand |
| - consolidation adjustments | PLN | - 6,049 thousand |
| **Total adjustments** | **PLN** | **- 4,487 thousand** |
| | | |
| **Total as at December 31, 2003** | **PLN** | **- 7,157 thousand** |

**6.2.** In the 1st quarter of 2004, sales revenues generated by Orbis S.A. amounted to PLN 116,712 thousand, i.e. were by 4.8% higher than in the 1st quarter of 2003. The occupancy rate equaled 32.9% and was by 2.1 percentage points higher than in the comparable period of the past year. In the 1st quarter of 2004, Orbis S.A. hotels reported Average Daily Rate (ADR) of PLN 213.3, i.e. lower by 2.4%. The reduction of the average daily rate is partially attributable to a large supply of hotel rooms, the number of which grew substantially in the year 2003 and in the preceding years. The decline in the average daily rate caused by fierce competition has to a certain degree been alleviated by a strong rate of exchange of the euro against the zloty. The forex rate fluctuations strongly affect the results of Orbis S.A. hotels, since revenues in the segment of foreign incoming traffic are generated in foreign currencies and reservations though the GDS (global distributions systems) are made in foreign currencies as well.

Furthermore, twelve of Orbis S.A. hotels which are the most popular amongst foreign guests quote their room rates in euro.

In the 1st quarter of 2004, the revenue per available room (RevPAR) amounted to PLN 70.2 and was by 4.4% higher as compared to the 1st quarter of 2003 (PLN 67.3). The total number of rooms sold by Orbis S.A. hotels in the 1st quarter of 2004 jointly amounted to 296 301 rooms, i.e. by 10.2% more than during the corresponding period of 2003. The value of room sales also rose by 7.6% as compared to the first quarter of 2003 and reached the level of PLN 63 193.7 thousand. The operating capacity in the 1st quarter of 2004 equaled 900 143 and was by 3.1% higher as compared to 2003.

In line with the business and tourist traffic calendar in Poland, the first quarter of the year is usually a period of reduced sales of hotel services as compared to the other quarters. This is due to the unfavorable climate prevailing in Poland during that time and a small number of business meetings, congresses and conferences, which have a major impact upon demand for hotel services. However, certain positive trends begin to appear in the form of a growth of room sales by 10.2% as compared to the year 2003 despite the continued global threat of terrorism, military operations in Iraq, escalation of violence in the Middle East and the epidemiological problems that appear in the Far East. A larger number and greater value of rooms sold as compared to the first quarter of 2003 might herald an upward trend in Poland's economy, further evidenced by a high GDP growth dynamics.

The rate of GDP growth in Poland in the 1st quarter of 2004, initially assessed by the Ministry of Finance at approximately 5.1%-5.2% has grown beyond expectations up to the level of around 5.3%. A fast rate of economic growth as compared to the 1st quarter of 2003 was reflected in the increased sales of rooms (by 10.9% - 200 757 rooms) to business clients. The share contributed by business clients to the number of rooms sold in the 1st quarter of 2004 totaled 67.8%. The Average Daily Rate in the business segment stood at PLN 237.2 and fell by 0.7% as compared with the 1st quarter of 2003. This decline was caused by fierce competition in this market segment, particularly from hotels offering higher standard (four-star and five-star hotels). Revenues from sales of services to the business segment have risen substantially, reaching the level of PLN 47 618.3 thousand, reflecting a 10.1% growth as compared to the 1st quarter of 2003.

Sales of rooms to tourists grew despite the unfavorable geopolitical situation by 8.7% as compared to the first quarter of 2003, which signals a rising interest in Poland on a global scale. Tourists account for 32.2% of the total number of Orbis S.A. guests. Despite a greater number of tourists as compared with the past year, as a result of intense competition at the market, the average daily rate (ADR) fell by 8.8%, reaching a level of PLN 162.9. As a result of lower rate level, the revenues of the segment also declined by 0.8% and equaled PLN 15 566.2 thousand.

In the 1st quarter of 2004, the Poles' share in the number of rooms sold increased by 0.1% as compared to the year 2003. Poles accounted for 49.9% of guests visiting Orbis S.A. hotels and the number of rooms sold to Poles increased by 10.4% as compared to the 1st quarter of 2003. The share of foreigners in the number of rooms sold equaled 50.1% and fell by 0.1% as compared with the year 2003. Sale of rooms to foreign guests rose substantially by 10% as compared with the 1st quarter of 2003.

In the 1st quarter of 2003, Germans represented the most numerous group of foreign guests in Orbis S.A. hotels. Germans contributed a 12.6% share to the total number of rooms sold to foreigners and grew by 0.7% as compared to the past year. The total number of rooms sold to German guests also increased by 16.7%. The growth in the number of German visitors is attributable to the beginning of favorable trends in the German economy. Scandinavians constituted the second large group contributing a 5.3% share of all the guests in Orbis S.A. hotels. The number of rooms sold to Scandinavian guests increased by 8.3%. The third largest group of foreign visitors to Orbis S.A. hotels include guests from Israel (4.8% of all guests, growth of sales by 54%), Great Britain (3.2% of all guests, decline of sales by 5.1%), France 93.1% of all guests, growth by 1.6%).

The program of employment restructuring and streamlining helped to attain a very good employment per room coefficient in the 1st quarter of 2004, which equaled 0.49. The average employment in Orbis S.A. hotels in the 1st quarter of 2004 totaled 4,924 employees and was by 12.8% lower than in the corresponding period of the preceding year. The average salary in Orbis S.A. for the first quarter of the year 2004 amounted to PLN 2,334 and increased by 4.7% as compared to the corresponding period of 2003.

The share of net revenues from the sale of finished products, goods for resale and raw materials in total revenues in the 1st quarter of 2004 amounted to 93% (versus 96% in the 1st quarter of 2003), while the share of costs of products sold in total costs totaled 72% (versus 75% in the 1st quarter of 2003), including costs of sales and general overheads.

In the 1st quarter of 2004, the net revenues from the sale of finished products, goods for resale and raw materials are higher by 5% than revenues generated in the corresponding period of time in 2003, whilst the incurred costs of finished products, goods for resale and raw materials were reported at the level by 2% lower than costs incurred in the corresponding period of the preceding year. Costs of sales grew by 8%, while general overheads grew by 6%.

Consequently, in the 1st quarter of 2004, the Company generated a loss on sales amounting to PLN 4,291 thousand, i.e. 44% of the result reported in same period of 2003.

Other operating revenues grew by 284% as a result of disposal of non-financial fixed assets, while other operating costs grew by 15% as compared with the preceding year.

In the 1st quarter of 2004 alone, the Company generated financial revenues amounting to PLN 3,090 thousand and incurred costs amounting to PLN 3,705 thousand (six times higher than in the corresponding period of the preceding year). The growth of financial costs was related with the Hekon SA. share acquisition transaction which has been financed from a loan, i.e. the growth of interest, negative forex differences.

In the 1st quarter of 2004, the Company generated a net loss of PLN 2,298 thousand. This accounts for only 27% of the lost reported by the Company in the 1st quarter of 2003.

**6.3** In the 1st quarter 2004, **Hekon - Hotele Ekonomiczne S.A.** reported sales at the level of PLN 18,288 thousand, which translated into a growth by 7.42% as compared to the corresponding period of 2003.

Occupancy rate in hotels stood at 42.94% and was by 9.37 percentage point higher than in the 1st quarter 2003.

In the discussed period of 2004, sales of rooms dominated the segment of individual clients, of which 65.78% were business clients and 29,99% tourist clients. The structure of group clients' segment was as follows: tourist groups 1.75%, business groups 2.48%.

Hotels reported an Average Daily Rate (ADR) of PLN 240.57, which means a decrease by 6.3% as compared to the 1st quarter 2003. Revenue per available room (RevPAR) was at the level of PLN 103.29, i.e. by 19.8% higher than reported in the 1st quarter 2003.

In the 1st quarter 2004, Poles accounted for 61% of guests of Hekon hotels. In the period in question, the most numerous group of foreigners was formed by guests from Germany who accounted for 10% of guests staying at hotels. The next, as regards the size, group were Italians contributing a share at the level of 7%. The fourth significant group in the year 2003 were French guests with a 6% share in the total number of guests.

In the 1st quarter 2004, operating costs amounted to PLN 16,809 thousand and went down by 1.78 as compared to the corresponding period of the preceding year as a result of a reduction in fixed costs that the Company incurs – depreciation and outsourced services as well as wages and salaries and employee benefits.

In the 1st quarter of 2004, the Company generated sales income amounting to PLN 1,418 thousand and, for the sake of comparison with the corresponding period of the preceding year – the Company incurred a loss on sales in the amount of PLN 145 thousand.

Other operating revenues were insignificant and amounted to PLN 4.6 thousand (a fall by 30.67% as compared to the 1st quarter of the preceding year). Other operating costs amounting to PLN 0.7 thousand, i.e. by 26.68% higher than in the 1st quarter of 2003.

In he 1st quarter of 2004, the Company generated financial revenues of PLN 1,643 thousand (of which: PLN 1,520.20 thousand of interest on acquired Orbis S.A. bonds) and incurred costs in the amount of PLN 1 thousand.

Consequently, in the 1st quarter 2004, the Company generated net profit in the amount of PLN 2,411 thousand.

In the 1st quarter of 2004, average employment stood at 399 persons and decreased by 5 persons as compared to the corresponding period of past year.

Capital expenditure incurred in the 1st quarter of 2004 amounted to PLN 29 thousand, of which PLN 5 thousand for technical appliances and machines, PLN 5 thousand for buildings and constructions and PLN 19 thousand for other fixed assets.

**6.4** In the 1st quarter of 2004, the net financial result of **PBP Orbis Sp. z o. o.** totaled PLN minus 4,533.0 thousand. As compared to the corresponding period of the past year, the net financial result deteriorated by PLN 126.0 thousand, i.e. by 2.9%.

In the first months of the current year, the Company was unfavorably affected by changes in commission contracts with air carriers that brought about a drop in revenues and reduced the profitability of that type of operations.

Revenues from the sale of finished products, goods for resale and raw materials (operating activities) amounted to PLN 20,800 thousand.
As compared to the corresponding period of past year, operating revenues are lower by 12.8%. Revenues lower by PLN 881.7 thousand were reported in travel services (effect of unfavorable changes in commission contracts with air carriers), in outgoing traffic revenues were by PLN 349.4 thousand lower and in congresses – by PLN 994.2 thousand lower. A growth in revenues was reported exclusively in incoming traffic – by PLN 611.5 thousand.

The costs of finished products, goods for resale and raw materials were in the 1st quarter 2004 were by PLN 2,978 thousand lower, i.e. by 12.9% than in the corresponding period of the preceding year, and amounted to PLN 20,175 thousand.

Further decrease was noted in general overheads as compared to the corresponding period of past year (by PLN 255.0 thousand, i.e. by 6%). Cost of sales grew by PLN 227.0 thousand over the same period.

The result on sales generated in the 1st quarter 2004 is by PLN 59 thousand, i.e. 1.3%, lower than in the corresponding period of past year and mounts to PLN – 4,659 thousand.

Following the 1st quarter 2004 the balance of other operating revenues and expenses was reported at a negative value – PLN minus 118 thousand (past year's balance – PLN plus 207 thousand)

Other operating revenues in the 1st quarter of 2004 included liquidated provisions from the preceding year, advertisements in the ORBIS catalogue. Other operating costs comprised predominantly depreciation of goodwill and revaluation write-offs for debtors.

In the 1st quarter 2004, the balance of financial operations was positive and totaled PLN 253 thousand. In the corresponding period of the past year, the balance was reported at a negative value (PLN 14.0 thousand). Such a high positive balance of financial operations results from higher revenues generated by exchanger offices that grew by PLN 454 thousand as compared to the corresponding period of 2003.

Employment continues to fall. In the 1st quarter 2004, average employment stood at 490 persons and was by 6.8% lower than average employment in the corresponding period of past year (526 persons in the 1st quarter 2003)

Capital expenditure incurred in the 1st quarter 2004 totaled PLN 255.0 thousand, of

which PLN 102.0 for technical appliances and machines, PLN 106.0 thousand for buildings and constructions, PLN 18.0 thousand for other fixed assets and PLN 29.0 for intangible fixed assets.

6.5 The dynamics of operating revenues of **Companies forming Orbis Transport Group** amounted to 132.1%, while the costs dynamics stood at the level of 145.0%. Consequently, and having taken into account other operating revenues and expenses, the Company generated operating profit amounting to PLN 2,496 thousand.

Total financial costs incurred by the Companies in the 1st quarter 2004 totaled PLN 499 thousand and accounted for 60.8% of costs incurred in the 1st quarter of the preceding year, despite the fact that the Companies considerably more frequently availed themselves of credits for the purposes of financing their operations. Lower costs of credits result from their diversification into PLN-denominated credits and foreign currency-denominated ones and lower interest rates on credits denominated in PLN and in foreign currencies as well as from the level of exchange rates against Polish Zloty.

Financial revenues totaled PLN 198 thousand and were insignificantly higher than revenues generated in the corresponding period of 2003. The above mentioned figures take into account methodological changes arising out of the Accounting Act.

The aforementioned factors shaped up gross profit generated by the Company that was reported at a higher level than in the 1st quarter 2003. The amount of gross profit (following consolidation) totaled PLN 2,195 thousand, while in the preceding period, the profit amounted to PLN 1,422 thousand. Having taken into account the income tax as well as the minorities' loss, the Company's disposable net profit amounted to PLN 1,750 thousand.

The year 2004 has been a consecutive period marked by the increase of the Company's potential and growth in the value of fixed assets, first and foremost, in the items comprising means of transport and real estate. Capital purchases have been financed with a bank's credit as well as with the Company's own funds. The share ob own funds in the financing of fixed assets stood at 53.3% as at March 31, 2004.

## 7. Additional information

7.1 As at May 15, 2004, the share capital of Orbis S.A. amounted to PLN 92 154 016 and was composed of 46 077 008 shares having a nominal value of PLN 2 each. Shareholders holding over 5% of the Company's shares encompass:

| Shareholder | Share of votes at the General Assembly as at Feb. 27, 2004. | Changes from Feb. 27, 2004, till May 17, 2004 | Share in the initial capital as at May 17, 2004 (share in the total number of votes). | No of shares as at May 17, 2004 (number of votes) |
|---|---|---|---|---|
| Accor SA | 35.58% | - | 35.58% | 16 394 151 |
| Deutsche Bank | 12.42% | - 3.5% | 8.92% | 4 109 607 |
| CU OFE BPH CU WBK | 5.08% | - | 5.08% | 2 228 652 |

| | | | | |
|---|---|---|---|---|
| Globe Trade Centre S.A | 5% | - | 5% | 2 303 853 |
| JP Morgan Fleming Asset Management Ltd. | 5.01% | -0.31% | 4.70% | 2 165 480 |

According to possessed information, since the date of submission of the consolidated report for the year 2003 no changes have occurred in respect of the holding of Orbis S.A. shares by persons managing or supervising the Company.

7.2 As at March 31, 2004, the initial capital of **Hekon - Hotele Ekonomiczne S.A.** amounts to PLN 300,000,000. The company's shareholders include:

| Shareholder | Percentage of shares held in the core capital as at March 31, 2004 |
|---|---|
| Orbis S.A. | 100% |

Since the date of submission of the consolidated report for the year 2003 no changes have occurred in respect of the holding of shares of Hekon Hotele Ekonomiczne S.A. by persons managing or supervising the Company.

7.3 As at March 31, 2004, the initial capital of the **Polish Travel Agent Orbis** Sp. z o.o. amounts to PLN 16 453 900.00. The company's shareholders include:

| Shareholder | Percentage of shares held in the core capital as at March. 31, 2004 |
|---|---|
| Orbis S.A. | 70.409% |
| Beton Stal S.A. | 16.312% |
| Invor Sp. z o.o. | 5.423% |
| Chrobot Reisebüro | 0.245% |
| Wilanów Sp. z o.o. | 0.064% |
| Biuro Podróży Zbigniew | 0.009% |
| Natural persons | 7.538% |

According to possessed information, no changes have occurred in respect of the shareholdings of Orbis Travel shareholders since the date of submission of the consolidated report for 2003.

7.4 As at March 31, 2004, the initial capital of **Orbis Transport** Sp. z o.o. amounts to PLN 14 429 300.00. The company's shareholders include:

| Shareholder | Percentage of shares held in the core capital as at March 31, 2004 |
|---|---|
| Orbis S.A. | 84.437% |
| L.G. Petro Bank S.A. | 13.858% |

| | |
|---|---|
| Chrobot Reisebüro | 0.362% |
| PBP Orbis Sp. z o.o. | 0.185% |
| Natural persons | 1,158% |

According to possessed information, no changes have occurred in respect of the shareholdings of Orbis Transport shareholders since the date of submission of the consolidated report for 2003.

7.5 As at March 31, 2004, the initial capital of **Orbis Casino** Sp. z o.o. amounts to PLN 4,500,000. The company's shareholders include:

| Shareholder | Percentage of shares held in the core capital as at March 31, 2004 |
|---|---|
| ORBIS S.A. | 33.33% |
| Finkorp Sp. z o.o. | 33.33% |
| ZPR S.A | 33.33% |

According to possessed information, no changes have occurred in respect of the shareholdings of Orbis Casino Sp. z o.o. shareholders since the date of submission of the consolidated report for 2003.

7.6 In the period between January 1, 2004 and March 31, 2004, Orbis S.A. did not conclude any transactions with affiliated companies the PLN-denominated value of which exceeds the equivalent of EUR 500,000, and which are not a typical or routine transactions made on market conditions, the nature and conditions of which result from the current operating activities pursued by the Company.

7.7 In the period between January 1, 2004 and March 31, 2004 neither Orbis S.A. nor its subsidiaries issued guarantees for credits or loans, they did not issue any guarantee for the benefit of an entity or its subsidiary, either, the total value of which would amount to at least 10% of Orbis S.A. equity.

## 8. Other events affecting the financial standing of Companies forming the Orbis Group

8.1 The Management Board of "Orbis" S.A. hereby informs that in accordance with the agreement for the sale and purchase of shares in the company Hekon Hotele Ekonomiczne S.A. dated June 24, 2003, executed by ACCOR S.A. and "Orbis" S.A. (current report no 13/2003), pursuant to the arrangements contained in Schedule no 12 to the Agreement, the calculation of the surplus of cash and working capital in order to determine the adjustment amount pertaining to the period from January 1, 2003 up till October 31, 2003 (date of share acquisition). The report of an independent auditor determined the adjustment amount at PLN 24,221,412. This amount will be settled with ACCOR S.A. in two equal installments, first payable by the end of 2004, second by the end of 2005.
/Current report no. 2/2004/

**8.2** The Management Board "Orbis" S.A. hereby informs that the company Hekon Hotele Ekonomiczne S.A. generated the following operating and financial results in 2003:
- average occupancy: 50.76%
- average daily rate per one room/night in Polish Zloty: PLN 237.83
- REVPAR coefficient totals: PLN 120.73
- net sales revenues: PLN 85.1
- EBITDA: PLN 26.9 million
- Net profit: PLN 12.5 million

/Current report no 3/2004/

**8.3** The Management Board of "Orbis" S.A. informs about the receipt, on February 20, 2004, of mail from J.P. Morgan Securities Ltd., according to which on July 23, 2003, J.P. Morgan Securities Ltd. prepared information addressed to "Orbis" S.A., the Polish Securities and Exchanges' Commission as well as the Polish Office for the Protection of Consumers and Competition concerning the stake held in "Orbis" S.A by J.P. Morgan Fleming Asset Management (UK) Limited amounting to 2,165,480 shares.

Considering the fact that the above mentioned information was not received by "Orbis" S.A., while Article 148 point 1 of the Act on Public Trading in Securities imposes upon the Company the obligation to immediately convey information specified in Article 147 thereof, the Management Board hereby informs that J.P. Morgan Fleming Asset Management (UK) Limited has held 2,165,480 shares in "Orbis" S.A. since July 22, 2003.
2,165,480 shares account for 4.7% of the total number of "Orbis" S.A. shares and an equivalent number of votes at the General Assembly of Shareholders, since 1 share in "Orbis" S.A. carries 1 vote at its General Assembly of Shareholders.
/Current report no. 4/2004/

**8.4** The Management Board of "Orbis" S.A. hereby informs about the receipt, from the Deutsche Bank, of a notice with a wording as follows below:
"Regarding: Notification about the number of shares in Orbis S.A. held by Deutsche Bank AG.
Acting by virtue of Article 147 section 1 point 2 in conjunction with Article 158a of the Act dated August 21, 1997 – the Law on Public Trading in Securities (published in the official journal "Dz.U." No 118, item 754, as further amended), Deutsche Bank AG with its corporate seat in Frankfurt, Germany, hereby notifies about the number of shares held in the company Orbis S.A. (hereinafter, the "Company"), their percentage share in the Company's initial capital as well as the number of votes and their percentage share in the total number of votes in the General Assembly of the Company's Shareholders.
Deutsche Bank AG holds the Company's shares though the following subsidiaries: DWS Investment S.A., Luxembourg, REIB International Holdings Limited and DWS Polska TFI S.A.

| | |
|---|---|
| Number of shares/ *Liczba akcji* | 4,144,378 |
| % share in the share capital / *% kapitału zakładowego* | 8.99% |
| (issued share capital/*liczba wyemitowanych akcji*) | (46,077,008 shares/*akcji*) |

Number of votes/*Liczba głosów* 4,144,378
% share in the total number of votes/ *% ogólnej liczby głosów* 8.99%
(total number of votes/ *całkowita ilość głosów*) (46,077,008 votes/ *głosów*)

| | Shares/*Akcje* | | Voting Rights/*Prawa głosu* | |
|---|---|---|---|---|
| | number/ *liczba* | % | number/ *liczba* | % |
| DWS Investment S.A.Luxembourg | 402,848 | 0.87% | 402,848 | 0.87% |
| REIB Inernational Holdings Ltd. | 3,699,248 | 8.03% | 3,699,248 | 8.03% |
| DWS Polska TFI S.A. | 42,282 | 0.09% | 42,282 | 0.09% |
| Total | 4,144,378 | 8.99% | 4,144,378 | 8.99% |

/Current report no. 5/2004/

**8.5.** Acting by virtue of § 20 section 2 point 8 of „Orbis" S.A. Statutes and § 9 section 1 point 10 of Orbis S.A. Supervisory Board Rules, on March 30, 2004, the Supervisory Board decided to assign the task of examination and audit of the financial statements for the year 2004 to the company Deloitte & Touche Audit Services Sp. z o.o., with its registered address in Warsaw at 6, Fredry street, a licensed auditor no 73, with which Orbis S.A. cooperates as regards the audit of the financials statements since the year 2000.
/Current report no. 6/2004/

**8.6** The Management Board of "Orbis" S.A. hereby informs about the receipt, from the Deutsche Bank, of a notice with a wording as follows below:

"Regarding: Notification about the number of shares in Orbis S.A. held by Deutsche Bank AG.
Acting by virtue of Article 147 section 1 in conjunction with Article 158a section 1 of the Act dated August 21, 1997 – the Law on Public Trading in Securities (published in the official journal "Dz.U." of 2002, No 49, item 447 – consolidated text, as further amended), we hereby inform that on April 5, 2004, a subsidiary of Deutsche Bank A.G., i.e. the company REIB International Holdings Limited sold to FIC Globe B.V. (a company controlled by the fund DB Real Estate Global Opportunities IA, L.P., which is controlled by a subsidiary of Deutsche Bank A.G.) 3.699.248 shares in a public company Orbis S.A., traded at a regulated stock exchange market, constituting 8.03% of Orbis S.A. initial capital and representing 8.03% of votes at the General Assembly of Shareholders in Orbis S.A.
As a result of the Orbis S.A. share sale transaction, REIB International Holdings Limited at present does not hold any shares in Orbis S.A.

As a result of the Orbis S.A. share acquisition transaction, FIC Globe B.V. at present holds 3.669.248 shares constituting 8.03% of Orbis S.A. initial capital and representing 8.03% of votes at the General Assembly of Shareholders in Orbis S.A. Each share represents one vote at the General Assembly of Shareholders Orbis S.A., which entitles

FIC Globe B.V. to exercise 3.699.248 votes at the General Assembly of Shareholders.

Deutsche Bank AG, as a controlling company (*literally in Polish: dominant company*), still holds the shares in the Company through the following subsidiaries: DWS Investment S.A., Luxembourg, FIC Globe B.V. and DWS Polska TFI S.A.

| | |
|---|---|
| Number of shares/ *Liczba akcji* | 4,109,607 |
| % share in the share capital / *% kapitału zakładowego* | 8.92% |
| (issued share capital/*liczba wyemitowanych akcji*) | 46,077,008 shares/*akcji* |
| Number of votes/*Liczba głosów* | 4,109,607 |
| % share in the total number of votes/ *% ogólnej liczby głosów* | 8.92% |
| (total number of votes/ *całkowita ilość głosów*) | 46,077,008 votes/ *głosów* |

| | Shares/*Akcje* | | Voting Rights/*Prawa głosu* | |
|---|---|---|---|---|
| | number/ *liczba* | % | number/ *liczba* | % |
| DWS Investment S.A.Luxembourg | 371,949 | 0.81% | 371,949 | 0.81% |
| REIB Inernational Holdings Ltd. *due to intra-group sale* | 0 | 0.0% | 0 | 0.0% |
| FIC Globe B.V. *owned indirectly by an investment fund* | 3,699,248 | 8.03% | 3,699,248 | 8.03% |
| DB Real Estate Global Opportunities IA, L.P. *which is controlled by a subsidiary of DB AG* *due to intra-group sale* | | | | |
| DWS Polska TFI S.A. | 38,410 | 0.08% | 38,410 | 0.08% |
| **Total** | 4,109,607 | 8.92% | 4,109,607 | 8.92%" |

/Current report no. 7/2007/

**8.7** The Management Board of "Orbis" S.A. hereby informs that it shall apply to the General Assembly of Shareholders to approve the following:

1. Distribution of the profit for the year 2003 amounting to PLN 44 466 125.52 in the following manner:
   1) allocating the amount of PLN 28 799 942.80 for the Company's supplementary capital;
   2) allocating the amount of PLN 15 666 182.72 for dividend in the proportion of PLN 0.34 per one share.
2. Dividend entitlement date on July 28, 2004.
3. Dividend payment date on August 12, 2004.

Justification

Continuing the dividend payment policy launched and pursued in the past years we aim at enhancing investor trust in the Company. At the same time, the company faces

tasks relating to development investments and further modernization of the Orbis hotel chain. Therefore, when proposing to allocate 35.2 % of the net profit for the dividend, we are driven by the intention to maintain its last year's level (PLN 0.34 per 1 share) and by the need to add to the supplementary capital to finance the development program.
/Current report no. 8/2004/

## 9. Litigation pending in courts of law and public administration authorities

**9.1** Proceedings related to the reinstatement of the real property with the building of the **Europejski Hotel** situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no. KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A.

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. has been suspended upon a joint request of the parties (Orbis S.A., the state treasury, the President of the capital city of Warsaw and HESA) (case file no. IC 459/00). The Court has taken decision to resume proceedings. We are awaiting the date of the hearing to be fixed. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c..

b) On October 18, 2002, the entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 square meters, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, was appealed against by Orbis S.A. with the District Court through the intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A.. A complaint was filed against that ruling. By virtue of a decision dated September 24, 2003 issued at a closed sitting, the Supreme Court rejected the Orbis S.A. complaint against a decision of the District Court in Warsaw dated February 11, 2003. On December 16, 2003 Orbis requested I&Z Law Office to draft and file a complaint with the Constitutional Tribunal challenging Article 510 of the Code of Civil Proceedings in connection with "deprivation of a right to court". The Constitutional Complaint was filed on February 27, 2004.

c) On April 14 2003, Orbis S.A. was delivered a statement of claim filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court

costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. Orbis S.A. did not plead defense and requested to reject action in its entirety and to suspend proceedings. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. The case (XX GC 173/03) is pending. The date of the hearing has not been fixed.

d) On July 16, 2003 Orbis S.A. filed a statement of claim with the Court against the State Treasury – the President of the Capital City in Warsaw and the company Hotel Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of the Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the land and mortgage register no. KW 201926 and to secure this action by way of entering a warning in Section III of the land and mortgage register informing of pending court proceedings to declare the invalidity of the said agreement. In the statement of claim, the value of the object at dispute was defined at PLN 90,000,000. By a decision dated November 7, 2003, the District Court secured the claim by making a warning entry concerning the pending court proceedings in Section III of the land and mortgage register no. KW 201926 (case file no. I C 1271/03). On April 2, 2004 the Court passed its ruling rejecting the action. A request was filed on behalf of Orbis S.A. for substantiation of Court's decision. Once Orbis S.A. has received substantiation, Orbis S.A. will take decision as to filing an appeal, if any. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. Litigation is pending..

e) On December 23, 2003, Orbis was served a claim for damages, delivered by the District Court in Warsaw, of "Hotel Europejski Spółka Akcyjna" against Orbis S.A. to adjudge the payment by Orbis S.A. to HESA of the amount of PLN 190,970,000.00 as remuneration for the use of the real property located in Warsaw, at 13 Krakowskie Przedmieście street, from August 1, 1993 till December 31, 2002, along with statutory interest from the date of filing the claim for damages until the date of payment. Orbis S.A. filed for rejection of the claim and suspension of the proceedings on this case until a final and binding resolution of the proceedings, case file no. I C 1271/03 (referred to under letter d) above). In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. No information concerning the Court's decision on that case nor on the date of the hearing.

### 9.2 Kasprowy Hotel in Zakopane.

a) Litigation was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik acting for themselves and the incapacitated Mr. Maciej Gąsienica for the reinstatement of their title to parts of plots no. 185/2 and 185/3, map section 75 (former plot no. 31/1) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots no. 185/2 and 185/3. The decision of the Head of the District Office in Nowy Targ

was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod was rejected on June 8, 1998. On December 17, 2003, the Head of the County Office in Zakopane decided to suspend *ex offico* the administrative proceedings concerning the reinstatement of real property of a part of plots until a final resolution of the case related to the termination of the title to perpetual usufruct of the real property covered by the motion for reinstatement or until the decision concerning the acquisition of the title to perpetual usufruct of the real property is rendered illegitimate. According to the letter of the County Office in Zakopane of Małopolskie Voivod dated January 14, 2004, on January 6, 2001 an appeal was lodged against the said decision of the Head of the County Office. By virtue of the decision no. RR VII ŚL.7724-49-04 dated February 19, 2004, the Małopolskie Voivod revoked the decision of the Head of Tatry District dated December 17, 2003 no. GG.II.7221A/13/03. Litigation is pending.
The case concerns a complaint of Orbis S.A. to the Supreme Court against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings related to the declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. In response to the complaint of Orbis S.A. against the President of the Housing and Municipal Office decision dated April 26, 2001, concerning suspension of the proceedings on the declaration of invalidity of the above-mentioned decision of the Nowosądeckie Voivod, on July 06, 2001 the President of the Housing and Municipal Office moved to reject it. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed the complaint lodged by Orbis S.A. against the decision of the President of Housing and Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the declaration of invalidity of the enfranchisement decision.

b) Litigation concerning termination of the title to the perpetual usufruct of the plot located in the spot named Polana Szymoszkowa was pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On September 30, 1997, the Supreme Administrative Court revoked the decision of the Nowosąckie Voivod concerning refusal to grant the title to perpetual usufruct. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the title to perpetual usufruct in possession of Orbis S.A. to the plot located at Polana Szymoszkowa (case file no. II SA Kr. 108/98) as a result of a complaint filed by Mrs. Czesława Ross and Maria Walczak. On August 22, 2002, having reviewed the appeal of Mr. Zbigniew Kluz, a counselor-at-law representing Mrs. Czesława Ross and Maria Walczak against the decision of the Head of the Tatry District dated March 5, 2002 (GG.II.7224/84/1/92) concerning the annulment of the administrative proceedings regarding the termination of the title to perpetual usufruct held by Orbis S.A. to the land owned by the State Treasury and located in Zakopane, the Małopolskie Voivod upheld the decision that had been appealed against in full force and effect and terminated the proceedings. A complaint against the aforementioned decision was

filed with the Supreme Administrative Court. The date of the hearing has not been set (II SA/Kr 2438/02).

**9.3 Grand Hotel in Warsaw.**

By a decision dated September 20, 2002, acting on a complaint filed by Joanna Ostrowska-Bazgier, the Supreme Administrative Court revoked the appealed-against decision of the President of the Housing and Municipal Development Office dated August 21, 2000, and the preceding decision of the President of the Housing and Municipal Development Office dated august 21, 2000, concerning declaration of invalidity of the administrative decision dated April 11, 1950, and issued by the President of the Capital City of Warsaw. According to the letter of the President of the Housing and Municipal Development Office dated July 28, 2003, and addressed to Orbis S.A. and other addressees, proceedings are pending on the case concerning declaration of invalidity of the administrative decision issued by the President of the Capital City of Warsaw dated April 11, 1950, that refused to grant to the former owners the right to reinstate the time limit to file a motion for temporary ownership of land constituting a real property in Warsaw located at 19 Wspólna street and a decision dated April 17, 1950 refusing to grant to the former owners the title to temporary ownership of the said real property. No new events related to the case have occurred.

**9.4 Mercure-Unia Hotel in Lublin.**

Regulatory proceedings, case file: W.KM-I-147/90, initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning the reinstatement of the KUL as the owner of the real property with an area of 1623 square meters, located in Lublin at 1 Akademicka street and 14 Al. Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no. 2 that remains in possession of KUL and the plot no. 3/1 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, a memorandum of understanding was drafted by virtue of which the parties decided that Orbis S.A. will waive, by virtue of deed executed before a Notary, its title to perpetual usufruct of a part of real estate, i.e. 139 square meters, while KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property, i.e. 1479 square meters. On November 20, 2001, the Municipal Office in Lublin by a decision no. GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property as requested by the parties while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no. GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the title to the perpetual usufruct of the real property located in Lublin, at 12 Al. Racławickie avenue, registered in the land register as plots no. 3/3 with an area of 139 square meters, and 3/4 with an area of 19 square meters. At a hearing on February 18, 2003, the attorney of KUL and Orbis S.A. motioned to make an agreement on terms agreed between the participants in the proceedings at issue and as provided for in a draft agreement sent to the Committee. At a meeting of the Property Commission on November 25, 2003, participants of the proceedings reached a composite agreement, whereby Orbis S.A. gratuitously gave over to the

State Treasury the title to perpetual usufruct of the real property, plot no. 3/3 with an area of 139 square meters and plot no. 3/4, with an area of 19 square meters, registered in the land and mortgage register KW no. 16628, which was subsequently passed over by the State Treasury to the Catholic University in Lublin and the Company gratuitously passed over the plot no. 2/1 with an area of 15 square meters to Orbis S.A., and the plot no. 2/2 with an area of 3 square meters to the City of Lublin. The Catholic University in Lublin declared that this agreement exhausts the claims of the Company as regards the real property with an area of 1623 square meters described under item 1 of the University's claim concerning the initiation of regulatory proceedings dated January 12, 1990 and therefore the Catholic University in Lublin gave up all titles and claims as to the property registered in the land an mortgage register no. KW 16628. On February 13, 2004 the plots of land covered by the agreement were released and this fact was confirmed in the take-over protocol.

**9.5 Vera Hotel in Warsaw.**

The Branch filed an application dated May 14, 1999 with the Warsaw County Office for giving the land with an area of 7 square meters forming part of plot no. 11 section 2-02-03 for perpetual usufruct, under Article 37 section 2 point 6 of the Act of 21 August 1997 on Administration of Real Property (Official Journal Dz.U. No.115, item.741, as subsequently amended) in order to improve the conditions for the development of real property where the Vera Hotel building is situated. Such an application was necessary because the analysis of the line of the boundary of real property of which Orbis S.A is the perpetual usufructuary, conducted in 1997 proved that since the date of the construction of the Vera Hotel, i.e. since 1980, the said boundary line has been permanently violated in such a manner that the 7 square meters of the hotel building are situated in the boundary line of plot no. 11 used as Bitwy Warszawskiej 1920 street. The proceedings are carried out by the Office of the Head of the Warsaw County, Real Property Department, files no. GN/GSP/7224/U./C./O./387/99/GJ. Necessary documents have been assembled in files and the Warsaw County Office (presently, the President of the Capital City of Warsaw) is preparing the so-called record of arrangements preceding the execution of relevant notary's deeds. To date, the aforementioned record of arrangements indispensable for the signature of notary's deed has not been completed. The progress of the case remains unchanged.

**9.6 Gdynia Hotel in Gdynia.**

a) Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, proceedings concerning adjusting the boundaries of the real property used by the Branch are pending before the self-government and state administration authorities, initiated under Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The case is pending.

b) On January 10, 2002, the Branch filed a motion to the Self-Government Appellate Board in Gdańsk against President of the Town of Gdynia to acknowledge the revalued annual fee for perpetual usufruct of land equivalent to a different amount than specified in a notice of termination dated December 13, 2001, no. MGS-BT-7013-1/73/78-2001/A-4 as equitable. The new fee amount was determined at PLN 777,165.12. The case in pending.

**9.7 Novotel Centrum in Poznań**

a) Plaintiff – the State Treasury – President of the City of Poznań (GEOPOZ) – action for interest on fees for perpetual usufruct for the years 1996-1999. Value of the object at dispute – PLN 237,992.51. On January 16, 2002, the Court rendered a ruling adjudging PLN 99,263.92, and dismissed the remaining part of the claim of the State Treasury. On February 15, 2002, the Hotel filed an application for rectification of the ruling. On February 25, 2002, the State Treasury – President of the City of Poznań lodged an appeal. By virtue of the ruling rendered by the Court of Appeals dated September 3, 2002, the appeal of the State Treasury – President of the City of Poznań was dismissed and, simultaneously, the Branch's application for rectification of the ruling was rejected. On September 10, 2002 an application of the Branch and the Plaintiff for substantiation and delivery of the ruling of the Court of Appeals was filed. On the very same day, the Branch filed an application with the District Court for reinstatement of a time limit to file an appeal and to lodge an appeal. The State Treasury – President of the City of Poznań renounced to file for cassation. The Hotel's addressed a proposal to the State Treasury – President of the City of Poznań to settle the dispute amicably. On July 16, 2003 the Branch addressed a motion for redemption of „receivables" in the amount exceeding the paid amount. On December 8, 2003, the Branch received a letter from the President of the City of Poznań about the referral of the application to the Wielkopolskie Voivod. On March 9, 2003, the Branch received a letter from the Wielkopolskie Voivod about refusal to redeem receivables. On March 26, 2004, the Branch received a letter from the President of the City of Poznań - GEOPOZ calling for the payment of receivables.
The Hotel is obligated to pay the amount of PLN 70,000 plus interest to the President of the City of Warsaw - GEOPOZ – the Branch's counselor, as the „perpetrator" of the damage, reported the damage to its insurer WARTA S.A. along with an application of payment of compensation to the Hotel.

b) On March 21, 2003 the Branch filed an application for the establishment of paid easement of passage on the adjacent real property. On December 2003, the company „Andresia Property" neighboring on the Hotel, filed a letter for dismissal of application. At a meeting on December 19, 2003, in connection with reconciliatory negotiations, the Court suspended – upon the application of the Branch and upon consent of „Andresia Property", proceedings until March 19, 2003. On March 18, 2003, the Branch filed an application for further suspension of proceedings.

**9.8** Litigation upon the application of Orbis S.A. against the Head of the Warsaw County (presently President of the Capital City of Warsaw). On May 25, 2001, Orbis S.A. filed, through the agency of the Self-Government Appellate Board, an objection with the District Court, I Civil Division against the decision of the Self-Government Appellate Board dated April 25, 2001 dismissing the application for determining that the increase in the fee for perpetual usufruct of land located at 16 **Bracka street is** justified in a lower amount. At a hearing held on June 24, 2002 the attorney of Orbis S.A. sustained that the annual fee for perpetual usufruct of land was determined in excessive amount and changed the merits of the case, motioning to render the decision determining the annual fee for perpetual usufruct of land at PLN 161,776 and filed a pleading, along with property appraisal prepared by eng. J. Szymański. Therefore, presently the value of object at dispute amounts to PLN 62,934.20. In

response to the statement of claim dated October 24, 2002, the State Treasury – Head of the Warsaw County motioned to dismiss the statement of claim. By virtue of decision dated February 27, 2003, on which day the Court was to announce its decision, the Court took decision to re-open the already-closed proceedings and to adjourn it as well as to admit evidence in the form of an opinion of a real estate valuation expert who is to be commissioned with the determination of the market value of the said real property as at January 1, 2001 for the purposes of revaluation of fees for perpetual usufruct. In the property appraisal commissioned by the District Court, the real property expert, Mr. M. Szydłowski determined the value of real property at 16 Bracka street at PLN 5,536,700 (according to the property appraisal submitted by Orbis S.A., the value of real property was determined at PLN 5,392,530). Therefore, Orbis S.A. motioned to establish the amount of annual fee for perpetual usufruct at PLN 166,101.00 applicable as from January 1, 2001. The date of the hearing has been fixed for May 24, 2004. The case is pending.

**9.9 Sofitel Victoria in Warsaw**

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, represented by attorney K. Labe, proceedings are pending in a case concerning the declaration of invalidity of the decision issued by the Ministry of Municipal Economy no. MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the Capital City of Warsaw, no. GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the title to temporary ownership of the land located in Warsaw at 5 Krakowskie Przedmieście street, mortgage no. 410 (part of the said real property is held by Orbis S.A. under perpetual usufruct, was refused and whereupon all the buildings located on the said land became the property of the State Treasury. The President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision of Presiding Board of the Capital City of Warsaw dated December 12, 1961 and the afore-mentioned decision of the Ministry of Municipal Economy dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003, of which Orbis S.A. was informed by the Housing and Municipal Development Office on March 25, 2003, and motioned to annul the challenged decision in its entirety and to declare the aforementioned decision of the Ministry of Municipal Economy dated May 15, 1962 and the decision of the Presiding Board of the National Council in the Capital City of Warsaw of December 20, 1961 invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office – having considered the motion to reconsider the case - upheld the aforementioned decision dated February 24, 2003. In response dated June 30, 2003 to the complaint lodged by Mrs. Wiridianna Rey, Mrs. Wanda Dembińska and Mrs. Catherina Raczyńska, represented by attorney Krzysztof Labe, the President of the Housing and Municipal Development Office motioned to dismiss the complaint. The date of the hearing has not been fixed yet. The case is pending. No new information is available.

Litigation is pending before the District Court in Warsaw against the Management Board of the Warszawa Centrum Municipality as a result of an objection filed by

Orbis S.A. against the decision of the Self-Government Appellate Board concerning the payment for perpetual usufruct of land that was overestimated by PLN 18,039.79. Court fee has been paid. At a hearing on February 19, 2003, a real property valuation expert was appointed. The case has been adjourned without fixing the date of resumption of the case. Expert's opinion has not been served on the plaintiff to date.

**9.10. Hotel Novotel Centrum in Warsaw.**

a) Litigation upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision refusing to grant to the former owners the title to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), mortgage no. 5021.
Having reconsidered the case, the President of the Housing and Municipal Development Office declared, by virtue of the decision dated May 16, 2002, invalidity of the administrative decision of the Presiding Board of the National Council in the Capital City of Warsaw no. ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to review again the case terminated by the said decision of May 16, 2002. By virtue of the decision of March 31, 2003 (delivered to Orbis S.A. attorneys on April 9, 2003), the President of the Housing and Municipal Development Office upheld in force the aforementioned decision of May 16, 2002. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned to revoke the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision as well as motioned to suspend the execution of challenged decisions. By a decision dated July 29, 2003, the Supreme Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003. No new fact have occurred.

b) In a letter dated September 8, 1998, Orbis S.A. was notified by the Housing and Municipal Development Office that proceedings were initiated upon application of Mrs. Elżbieta Sławińska concerning the declaration of invalidity of the administrative decision of the Presiding Board of the Capital City of Warsaw dated November 6, 1951, no. GM/TW20679/51 refusing to grant the title to temporary ownership to Warsaw-based plot of land located at 26 Nowogrodzka street, mortgage no. 1599-G and stating that all the buildings located on the said plot of land became the property of the State Treasury. On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no. P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office of March 7, 2000 (no. PO.5.3.-R-29/99). Related to the declaration of invalidity of the above mentioned administrative decision dated November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners were disowned from their title to temporary ownership

(according to the present legal status it is referred to as a "perpetual usufruct" to real property) to the real property located in Warsaw, at 26 Nowogrodzka street. Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning the award of the title to temporal ownership (presently title to perpetual usufruct) of the real property located at 26 Nowogrodzka street, mortgage no. 1599 G. By virtue of an administrative decision (no. 820/ZP/2002) dated December 4, 2000 the President of the Capital City of Warsaw refused to establish the title to perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real Property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 08, 2003 sent to Orbis S.A., Mrs. Elżbieta Sławińska, Mrs. Teresa Szydłowska and Mr. Roman Sławiński (appeal dated December 20, 2002) and Mrs. Joanna Kubiaczyk-Grodzka (appeal dated December 15, 2002) and attorney Jerzy Porczyński representing Mr. Jerzy Sławiński and Maria Podkulińska (appeal dated December 18, 2002) – successors of former owners – filed appeals against the aforementioned decision issued by the President of the Capital City of Warsaw dated December 4, 2002. By a decision dated July 28, 2003, the Mazowieckie Voivod upheld the challenged decision. A complaint against the said decision has been filed with the Supreme Administrative Court (I SA 1978/03). The case is pending. The date of the hearing has not been fixed yet.

**9.11 Sofitel in Kraków (liquidated Branch).**

In a letter dated November 20, 2003, Orbis S.A. was informed by the Housing and Municipal Development Office about the proceedings, related to the judgment of the Supreme Administrative Court date June 17, 2003 revoking decisions of the President of the of the Housing and Development Office of May 25, 2001 and July 01, 2000, concerning the motion filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors of former owners of an expropriated real property to declare invalidity of the decision issued by the Presiding National Council of the city of Cracow dated March 14, 1973, in respect of the part of the decision relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the land and mortgage register no. KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In a letter dated December 16, 2003, the President of the Housing and Municipal Development Office informed that the said motion would be considered within 2 months from the moment the entire evidence is collected. No new facts related to that case have occurred

**9.12 Hotel Novotel Marina in Gdańsk:**

a) On December 18, 2001 an appeal was filed with the Self-Government Appellate Board in Gdańsk in connection with the increase in the annual fee for perpetual usufruct of land (from PLN 81,683.88 up to PLN 378,733.80). On March 2, 2004, the Self-Government Appellate Board in Gdańsk rendered a decision dismissing the application of the Branch as inequitable. On March 16, 2004, the

Branch lodged an objection against the Board's decision with the District Court in Gdańsk.

b) The legal counselor of the Branch informs that in the course of proceedings for the issue of a land use permit (upon the application dated December 24, 2002 filed by the company Inkaso & Regres sp. z o.o., the investor) it was disclosed that the storm water sewer system planned within the framework of the said investment project is to cross two plots of land held by Orbis S.A. in perpetual usufruct (25/2, 19/1). Litigation is pending in order to work out a form of making these plots of land available to the investor (buy-out by the investor, buy-out by the Municipality, establishment of easement of passage, other),

c) Administrative proceedings concerning the issue of a decision on land use permit in respect of the investment project consisting in the conversion of the canal heat distribution network 2xDn 400 into of a pre-insulated pipe network in Gdańsk, at Pomorska and Bursztynowa streets (on plots of land nos. 6/1, 6/2, 17, 19/1, 19/2, 25/2, 32, 38/4, 42, 53, 54/1, 55/1, 55/2, 56, 68, 72/5, 140, 318/3) initiated upon the application of the investor Gdańskie Przedsiębiorstwo Energetyki Cieplnej. The Management Board of Orbis S.A. filed a reservation stipulating that that the investment covers plots of land held by the company in perpetual usufruct and, therefore may infringe upon reasonable interests of Orbis S.A.. On April 30, 2003 administrative hearing was held in the Town Office in Gdańsk at which a representative of the Branch was present and motioned to change the route of a new pipeline (for example, in the road lane) and to appoint an expert to establish whether the present location of the pipeline is equitable or whether it should be moved to run underneath the public road. On September 09, 2003, the Town Office in Gdańsk issued the land use permit (no. WUAi OZ – 7331/656/2003/HB).

**9.13 Hotel Posejdon in Gdańsk.**

On December 18, 2001 an appeal was lodged with the Self-Government Appellate Board in Gdańsk against notice of termination of the amount of the annual fee for perpetual usufruct of land on which the Hotel building is situated. On January 1, 2003 a proposal of an amicable agreement was filed with the Town Office in Gdańsk. The amount proposed by the Hotel: PLN 120,360.48. The Self-Government Appellate Board rejected the proposal of amicable agreement. The requested amount: PLN 207,926.55. The Self-Government Appellate Board dismissed the application for determining that the fee amount is inequitable. Objection against the decision was lodged. The litigation is at the stage of exchange of pleadings administered by the Court.

**9.14 Hotel Novotel Centrum in Gdańsk.**

a) On December 18, 2001 an appeal was lodged with the Self-Government Appellate Board in Gdańsk against notice of termination of the amount of the annual fee for perpetual usufruct of land on which the Hotel building is situated. The value of the object at dispute: PLN 78,650.49 per annum. On March 2, 2004, the Self-Government Appellate Board dismissed the Branch's application as inequitable. No factual or legal grounds for appealing effectively to the civilian court against the decision issued by the Self-Government Appellate Board. As a result of the application for arranging for the payment of the fee for perpetual usufruct of the said land in installments, on April 13, 2004 it was

decided to divide the amount of payment into 3 installments payable by: July 30, 2004, September 30, 2004 and October 30, 2004;

b) The application filed with the Town Office in Gdańsk by the Branch for termination of the contract for perpetual usufruct of Żytnia street. By a letter dated December 17, 2003, the President of the Town of Gdańsk informed that the plot of land no. 96/5 is not classified under the category of public roads and, under Article 8.1 of the Act of November 14, 2003 amending the Public Road Act and amending certain acts, represent an internal road serving „Novotel". As such, it is not subject to buy-out by the Commune which results in the necessity to effect payments for perpetual usufruct of land. By way of negotiations with a representative of the Town Office the rate for perpetual usufruct of land was set at the level applicable in the year 2001 in connection with failure to terminate the rates for the said plot of land (principal amount PLN 5,041.51. + interest of PLN 41.02 accrued as from March 31, 2004) and the argument that the fee for the three lat years had not been paid as a result of exemption from the payment by the authority calculating the fee for the years 1998 and 1999 on the basis of classification of the land under the category of public roads was admitted as important (regulation of the Gdańskie Voivod no. 4/96 dated July 19, 1996);

c) On April 25, 2002 an appeal was filed with the Self-Government Appellate Board against the land use permit dated March 21, 2002 issued upon the application of Towarzystwo Inwestycyjne performing construction works related to the infrastructure in the vicinity of the Hotel. By virtue of decision dated June 16, 2003, the Self-Government Appellate Board revoked the challenged decision in its entirety and referred the case for reconsideration by the authority of the first instance. No information as to whether the appeal has been filed with the Supreme Administrative Court.
On November 13, 2002, Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision of Minister of Culture dated October 07, 2002 concerning the discontinuance of appellate proceedings initiated by Orbis S.A. in connection with the decision of the Pomorskie Voivodship Conservator of Historical Monuments dated February 18, 2002 coordinating the draft land use permit for the investment project consisting in the execution of a complex of buildings with residential, commercial, hotel and office functions on the land located in Gdańsk in the quarter surrounded by Chmielna, Żytnia and Spichrzowa streets. In response dated February 18, 2003 to the complaint of Orbis S.A., the Minister of Culture moved for its rejection. On march 26, 2004 the Administrative Court in Warsaw took decision to adjourn the hearing and obligated the attorney of the plaintiff to indicate the address of the participant in the proceedings, Towarzystwo Inwestycyjne. Since the new address of Towarzystwo Inwestycyjne has not been established, the proceedings have been suspended.

**9.15 Giewont Hotel in Zakopane.**

The enfranchisement proceedings before the Małopolskie Voivod were suspended because in November 2002 Mr. Adam Fedyk applied for the reinstatement of the real property concerned (the letter pertaining to that matter has been forwarded to the Administrative and Economic Director in the Management Board's Office by the

lawyer rendering services for the Branch). On June 28, 2003, the Małopolskie Voivodship Office in Cracow resumed the suspended proceedings. The Branch has found that the Małopolskie Voivodship Office is awaiting the position of the County Office on the issue related to the filing of another application for the reinstatement of the real property. A reminder was addressed to the County Office concerning the vindicatory proceedings conducted by Mr. A. Fedyk. The resolution of the preliminary question by the Head of Tatry District was contingent upon the determination of invalidity of the decision on enfranchisement. The Minister of Infrastructure refused to determine the invalidity of the decision as requested by the claimant in the procedure of the Code of Administrative Proceedings The Minister of Infrastructure refused to declare the invalidity requested by the applicant under the procedure of the Code of Administrative Proceedings within the framework of an application for reconsideration of the case. the Minister upheld its decision in force and, therefore, no legal obstacles exist to acquire titles to perpetual usufruct of land. Presently, the procedure for standardization of the name of the entity („Orbis") in land register and land and mortgage register.

**9.16 Mercure Hevelius Hotel in Gdańsk**

On November 14, 2001 proceedings under supervisory procedure were initiated on the motion of Mr. Aleksander Patalas concerning the declaration of invalidity of the decision of the Presiding Board of the National Council of the Office for Internal Affairs in Gdańsk, dated April 23, 1970, no. WSW.III.6/60/9/70, rectified by the ruling of the Gdańsk Voivod dated May 15, 1981, no. GT.C/8221/26/81 concerning the expropriation, for the benefit of the State Treasury, of real property located in Gdańsk at Heweliusza street, owned by Mr. Franciszek Zieliński. By virtue of decision of January 28, 2003, the President of the Housing and Municipal Development Office suspended *ex officio* proceedings related to the consideration of the application filed by Mr. Patalas for the declaration of invalidity of the aforementioned decision until court rulings on the acquisition of inheritance of Mrs. Renata Zielińska and Mr. Lothar Zieliński have been submitted. On May 14, 2003. In the case file no. II S.A../Gd900/00, the Supreme Administrative Court finally dismissed the complaint against the decision of the Pomorskie Voivod dated March 28, 2000 no. S.N. VIII 7221/96/2000/BZ concerning the reinstatement of real property.

**9.17 Novotel Okęcie Airport in Warsaw**

On April 22, 2003, the Branch filed a claim with the District Court for the Capital City of Warsaw, IV Civil Division, against Małgorzata Bańkowska to release a part of the real property of the Hotel constituting a plot of land with an area of 90 square meters which the defendant is in possession of without a legal title. The case was placed on the court agenda and assigned case no. IV C 519/03. A hearing was held on December 22, 2003. The proceedings have been suspended on the defendant's motion until her application for the prescription of real property is examined. No new fact related to that case have occurred

**9.18 Litigation concerning the real property at 11 Pijarska street in Cracow**:

a) On January 21, 2003 the attorney of Mrs. Stanisława Marczak, Paweł Arkadiusz Marczak, Arkadiusz Marczak and Adam Marczak filed a claim against the State Treasury represented by the Małopolskie Voivod and Orbis S.A. for the adjustment of the legal status of the real property located at 11 Pijarska street in Cracow, land and mortgage register no. KW 8615, comprised of the plot of land no. 15 section 1 with an area of 315,60 square meters in a manner providing for entering the following persons as co-owners: S. Marczak owner of 3/16$^{ths}$, P.A. Marczak owner of 1/16$^{ths}$, G. Marczak owner of 1/16$^{ths}$, A. Marczak owner of 1/16$^{ths}$, in Section II of the land and mortgage register - in lieu of State Treasury – under management of the State Enterprise Orbis Hotels: Cracovia-Holiday Inn –Forum - Francuski and Wanda in Cracow - thereby diminishing the share held by the State Treasury to 10/16$^{ths}$. By virtue of its decision dated June 30, 2003, the District Court secured the claim by entering a note on pending litigation in the land and mortgage register no. KW 8615;

b) On October 13, 2003, Orbis S.A. was summoned to appear before the District Court in Kraków, I Civil Division on November 26, 2003 at a hearing, in the capacity of a party in the litigation initiated by Mr. Stanisław Marczak and others against Orbis S.A. for the payment, for the benefit of the plaintiff, of an amount

On behalf of Orbis S.A. this case is handled by Kubas, Kos – Adwokaci Sp. p. law office in Cracow. The date of the hearing is expected to be fixed for May 2004.

**9.22 Hotel „Mrongovia" in Mrągowo.**

On January 13, 2004 the Branch filed an application with the Self-Government Appellate Board in Olsztyn for determining that the revaluation of the annual fee for perpetual usufruct of land with an area of 5,947 square meters from PLN 1,378.20 up to 15,207.60 for the year 2004 and for subsequent years is inequitable. The notice of termination by the Mayor of the Town of Mrągowo no. GGN.722-389/03 dated December 15, 2002 changing the value of the plot of land from PLN 45,040.05 to PLN 506,920.00. On February 10, 2004 a hearing was held as a result of which the Hotel commissioned a new valuation. The valuation was made and sent to the Self-Government Appellate Board in Olsztyn on March 12, 2004. The new market value of the plot of land amounts to PLN 151,708.00. The case is pending.

**10. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:**

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on March 31, 2004 1 EUR = PLN 4.7455

2) Profit and loss account figures
for the 1st quarter 2004 - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. –
1 EUR = PLN 4.7938

3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on March 31, 2003 1 EUR = PLN 4. 4052

4) Profit and loss account figures
for the 1st quarter 2004 - the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. –
1 EUR = PLN 4.2474

**Signature of the person representing the Company**

Andrzej Szułdrzyński
Vice-President of the Management Board

**Signature of the person in charge of the Company's accounts**

Lidia Mieleszko
Authorized Executive, person in charge of Company's accounting